ULTRA URANIUM CORP

605 - 889 West Pender Street, Vancouver, BC V6C 3B2 Canada
Telephone: (604) 682.7159 • Fax: (604) 669.5886 • Toll Free: 1.888.880.2288
www.ultrauranium.com ~ Email: IR@ultrauranium.com

08002960

May 16, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: ULTRA URANIUM CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since November 6, 2007:

A. Copy of Notice of Change of Address dated February 6, 2008 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated February 7, 2008 issued by the Registrar of Companies.

C. Copy of the Issuer's Annual Report on Form 6 as of February 2, 2008.

D. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular

dw 6/3

- copy of Form of Proxy
- copy of Financial Statements Request Card
- copy of Letter to Shareholders

E. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2007 with relevant MD&A.

F. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

G. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended September 30, 2007 with relevant MD&A.

H. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

I. Copies of news releases issued during the relevant period dated December 19, 2007, January 8, 2008, February 4, 2008, February 26, 2008, March 3, 2008, March 7, 2008, April 15, 2008 and April 30, 2008.

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated December 19, 2007, January 8, 2008, February 4, 2008, February 26, 2008, March 3, 2008, March 7, 2008, April 15, 2008 and April 30, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

ULTRA URANIUM CORP.

PER:

GWEN WEGNER
Assistant Corporate Secretary

Enclosures

ULTRA URANIUM CORP

605 - 889 West Pender Street, Vancouver, BC V6C 3B2 Canada
Telephone: (604) 682.7159 • Fax: (604) 669.5886 • Toll Free: 1.888.880.2288
www.ultrauranium.com ~ Email: IR@ultrauranium.com

May 16, 2008

ACKNOWLEDGED RECEIPT THIS
____ DAY OF __________, 20__

BY: ____________________

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: ULTRA URANIUM CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since November 6, 2007:

A. Copy of Notice of Change of Address dated February 6, 2008 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated February 7, 2008 issued by the Registrar of Companies.

C. Copy of the Issuer's Annual Report on Form 6 as of February 2, 2008.

D. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular

- copy of Form of Proxy
- copy of Financial Statements Request Card
- copy of Letter to Shareholders

E. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2007 with relevant MD&A.

F. Copies of Certifications of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

G. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended September 30, 2007 with relevant MD&A.

H. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

I. Copies of news releases issued during the relevant period dated December 19, 2007, January 8, 2008, February 4, 2008, February 26, 2008, March 3, 2008, March 7, 2008, April 15, 2008 and April 30, 2008.

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news releases dated December 19, 2007, January 8, 2008, February 4, 2008, February 26, 2008, March 3, 2008, March 7, 2008, April 15, 2008 and April 30, 2008.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

ULTRA URANIUM CORP.

PER:

GWEN WEGNER
Assistant Corporate Secretary

Enclosures

Date and Time: February 6, 2008 12:56 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry
of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Address

FORM 2
BUSINESS CORPORATIONS ACT
Sections 35 & 36

Filed Date and Time:	**February 6, 2008 12:56 PM Pacific Time**
Effective Date and Time of Filing:	**February 7, 2008 12:01 AM Pacific Time**

Incorporation Number:
BC0225795

Name of Company:
ULTRA URANIUM CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

#82-1669

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
February 6, 2008

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 7, 2008 12:01 AM Pacific Time

Incorporation Number: **BC0225795**

Recognition Date: Incorporated on February 2, 1981

NOTICE OF ARTICLES

Name of Company:

ULTRA URANIUM CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:	**Delivery Address:**
305 - 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA	305 - 1132 HARO STREET VANCOUVER BC V6E 1C9 CANADA

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:	**Delivery Address:**
112 WEST 6TH AVENUE VANCOUVER BC V5Y 1K6 CANADA	112 WEST 6TH AVENUE VANCOUVER BC V5Y 1K6 CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:	**Delivery Address:**
4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA	4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA

Last Name, First Name, Middle Name:
KENWOOD, STEPHEN

Mailing Address:	**Delivery Address:**
13629 MARINE DRIVE WHITE ROCK BC V4B 1A3 CANADA	13629 MARINE DRIVE WHITE ROCK BC V4B 1A3 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

#82-1669

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report
BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **March 3, 2008 04:26 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

ULTRA URANIUM CORP.
605 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

INCORPORATION NUMBER
BC0225795

DATE OF RECOGNITION
February 2, 1981

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
February 2, 2008

OFFICER INFORMATION AS AT February 2, 2008

Last Name, First Name, Middle Name:
RIZZUTI, JOHN
Office(s) Held: (Secretary)

Mailing Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Delivery Address:
4019 HOLLYRIDGE PLACE
VICTORIA BC V8N 5N8
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W. (name corrected, formerly ROLAND, RAYMOND W.)
Office(s) Held: (CEO, CFO, President)

Mailing Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 - 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
WEGNER, GWEN
Office(s) Held: (Assistant Secretary)

Mailing Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

Delivery Address:
36252 STEPHEN LEACOCK DRIVE
ABBOTSFORD BC V3G 3C4
CANADA

82-1669

ULTRA URANIUM CORP

605 – 889 West Pender Street, Vancouver, BC V6C 3B2 Canada
Telephone: (604) 682.7159 • Fax: (604) 669.5886 • Toll Free: 1.888.880.2288
www.ultrauranium.com ~ Email: IR@ultrauranium.com

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ultra Uranium Corp. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	90388K 10 8
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	May 30, 2008
5	Record Date for Notice	:	April 25, 2008
6	Record Date for Voting	:	April 25, 2008
7	Beneficial Ownership Determination Date	:	April 25, 2008
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

DATED AT VANCOUVER, BRITISH COLUMBIA, this 11th day of March, 2008.

Sincerely,

ULTRA URANIUM CORP.

PER: *"Douglas B. Brooks"*

DOUGLAS B. BROOKS
Director

#82-1669

ULTRA URANIUM CORP.

ANNUAL GENERAL MEETING

MAY 30, 2008

ULTRA URANIUM CORP.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **ULTRA URANIUM CORP.** (hereinafter called the "Company") will be held at the offices of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia on May 30, 2008 at the hour of 2:45 p.m. (Pacific Time) for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended December 31, 2007 and the report of the auditor thereon;

(b) To re-appoint BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To elect Directors for the ensuing year;

(d) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 605 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 25th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Raymond Roland"

RAYMOND ROLAND, President

ULTRA URANIUM CORP.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Canada
Telephone: (604) 682-7159

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 25, 2008 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 30, 2008.

This Information Circular is furnished in connection with the solicitation of proxies by management of ULTRA URANIUM CORP. (the "Company") for use at the Annual General Meeting of shareholders to be held on May 30, 2008 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 605 – 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name

of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge. Broadridge typically creates its own proxy forms in a "voting instruction form" format, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to submit their voting instructions to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge proxy form cannot use that form to vote common shares directly at the Meeting – voting instructions must be provided to Broadridge well in advance of the Meeting in order to have the common shares voted. Voting instructions may be submitted to Broadridge by mail, on the internet or by telephone, as specified on the voting instruction form.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 25, 2008 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 21,548,463 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	14,070,297	65.30%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
Raymond Roland BC, Canada *President, Chief Executive Officer, Chief Financial Officer and a Director*	Financial Consultant; President, Roland Financial Services Ltd.; President, Ultra Uranium Corp.; President, International Alliance Resources Inc.; President, Pacific Topaz Resources Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada Also a director of Ballad Gold & Silver Ltd., Global Hunter Corp., International Alliance Resources Inc., Maximum Ventures Inc., and Pacific Topaz Resources Ltd.	June 27, 2000 to date	868,191
Douglas B. Brooks BC, Canada *Director*	Investment Advisor with RBC Dominion Securities to February 1997; President of Boss Power Corp. from 1998 to 2007; Also a director of Ballad Gold & Silver Ltd., Boss Power Corp., Maximum Ventures Inc., Pierre EnTerprises Ltd. and Whistler Gold Corp.	June 27, 2000 to date	364,359
Kirk Shaw BC, Canada *Director*	Television and film producer Also a director of Maximum Ventures Inc.	January 18, 1999 to date	122,564
Stephen Kenwood BC, Canada *Director*	Professional Geologist Also a director of Becker Gold Mines Ltd.	May 31, 2007 to date	600,000

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Raymond Roland, Kirk Shaw and Douglas Brooks are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than Raymond Roland who was a director of Ballad Gold & Silver Ltd. when it was the subject of a cease trade order issued on May 29, 2001 (British Columbia Securities Commission ("BCSC")) for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 (BCSC) for failure to file financial statements, which order was rescinded on August 13, 2001. Douglas B. Brooks was a director of Maximum Ventures Inc. when it became the subject of a cease trade order on April 18, 2001 (BCSC) for failure to file financial statements which order was rescinded on July 17, 2001 and on March 1, 2005 (BCSC) and June 17, 2005 (Alberta Securities Commission ("ASC")) for failure to file financial statements which last two orders were rescinded on January 6, 2006. Douglas B. Brooks was also a director of Pierre EnTerprises Ltd. when it became the subject of a cease trade order on March 11, 2003 (BCSC) and on April 4, 2003 (ASC) for failure to file financial statements, which orders have not been rescinded as at the date of this Information Circular;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at December 31, 2007, the Chief Financial Officer as at December 31, 2007 and each of the Company's other three most highly compensated officers as at December 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Year (b)	Annual Compensation: Salary ($) (c)	Annual Compensation: Bonus ($) (d)	Annual Compensation: Other Annual Compensation ($) (e)	Long-Term Compensation – Awards: Securities Under Options/ SARs Granted (#) (f)	Long-Term Compensation – Awards: Shares or Units Subject to Resale Restrictions ($) (g)	Long-Term Compensation – Payouts: LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Raymond Roland President, CEO and CFO	2007	Nil	Nil	$36,000[1]	86,930	Nil	Nil	Nil
	2006	Nil	Nil	$36,000[1]	462,066	Nil	Nil	Nil
	2005	Nil	Nil	$36,000[1]	Nil	Nil	Nil	Nil

Note[1] For financial consulting services provided by Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Mr. Roland.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Raymond Roland	86,930	8.3%	$1.20	$1.50	January 10, 2009

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Raymond Roland	180,000	$264,600	368,996 Exercisable	Nil Exercisable

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2007 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2007 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The following Options and SARs were granted to non-executive directors during the most recently completed financial year.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive directors as a group	80,000[1]	7.6%	$1.20	$1.50	January 10, 2009

Note[1] 40,000 of these options were granted to a non-executive director who was elected as a director of the Company subsequent to the grant of the options. The options were granted to the individual in his capacity as a consultant to the Company.

The following options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	196,300	$288,561	110,000 Exercisable	Nil Exercisable

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,558,996	$0.83	595,850
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,558,996	$0.83	595,850

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended December 31, 2007 or the current financial year.

MANAGEMENT CONTRACTS

From September 1, 2005 until June 30, 2007, the Company was a party to a Management Contract with XyQuest Mining Corp. ("XyQuest") of 605 – 889 West Pender Street, Vancouver, BC, whereby XyQuest is engaged to perform management services at a fee of $2,500 per month. During the financial year ended December 31, 2007, $15,000 was paid or accrued to XyQuest pursuant to the terms of this agreement. XyQuest is a British Columbia non-reporting company formerly owned by Raymond Roland of BC. On March 15, 2006 A.J. Beruschi of BC became the owner of XyQuest.

Since July 1, 2007, the Company is a party to a Management Contract with 533536 B.C. Ltd. ("533536") of 605 – 889 West Pender Street, Vancouver, BC, whereby 533536 is engaged to perform management services at a fee of $2,500 per month. During the financial year ended December 31, 2007, $15,000 was paid or accrued to 533536 pursuant to the terms of this agreement. Since the beginning of the current financial year, $10,000 was paid or accrued to 533536 pursuant to the terms of this agreement. 533536 is a British Columbia non-reporting company wholly-owned by David Beruschi of BC.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of four directors of whom Douglas B. Brooks, Kirk Shaw and Stephen Kenwood are independent. Raymond Roland is not independent as he is the President and CEO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and

developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Douglas B. Brooks, Kirk Shaw and Stephen Kenwood. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing,

accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors

nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  (i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  (ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  (iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Raymond Roland	Not independent*	Financially literate*

Douglas B. Brooks	Independent*	Financially literate*
Kirk Shaw	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2007	$36,686	-	-	-
2006	$15,899	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors. The Company's auditor, Amisano Hanson, merged with BDO Dunwoody LLP effective January 1, 2008 and continued under the BDO Dunwoody LLP name.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect

the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since January 1, 2007

Other informed party transactions

During the fiscal year ended December 31, 2007, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. $36,000 in financial consulting fees was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, President and a director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At a previous Annual General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2008 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2008 Plan.

The 2008 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2008 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2008 Plan. The 2008 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2008 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2008 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2008 Plan. A summary of some of the additional provisions of the 2008 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;

(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;

(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2008 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2008 Plan is in the Company's best interests and recommend that the shareholders approve the 2008 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2007. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 25th day of April, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

ULTRA URANIUM CORP.

"Raymond Roland"

RAYMOND ROLAND
Chief Executive Officer and Chief Financial Officer

#82-1669

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ULTRA URANIUM CORP. (the "Company")

TO BE HELD AT 605 - 889 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, MAY 30, 2008 AT 2:45 PM (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints, Raymond Roland, a Director of the Company, or failing this person, Douglas B. Brooks, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To re-appoint BDO Dunwoody LLP, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.		N/A	
2.	(a) To elect as Director, RAYMOND ROLAND		N/A	
	(b) To elect as Director, DOUGLAS B. BROOKS		N/A	
	(c) To elect as Director, KIRK SHAW		N/A	
	(d) To elect as Director, STEPHEN KENWOOD		N/A	
3.	To approve the proposed 2008 stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

ULTRA URANIUM CORP.
605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Fax: (604) 669-5886

#82-1669

ULTRA URANIUM CORP.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

ULTRA URANIUM CORP.
605 – 889 West Pender Street
Vancouver, British Columbia, CANADA
V6C 3B2
(CUSIP No. 90388K 10 8)

I wish to receive Interim Financial Statements and MD&A ☐

I wish to receive Annual Financial Statements and MD&A ☐

Dated: ____________________ 2008

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

#82-1669

ULTRA URANIUM CORP

May 2008

LETTER TO SHAREHOLDERS

With global warming, high energy costs and the need for energy security focusing investors' attention on the importance of nuclear energy, we at Ultra Uranium strongly believe in our aggressive strategy to acquire uranium properties with near term production potential. As well we like the prospects for gold and other precious metals and commercial minerals, and believe our Gwyn Lake Gold project and Buck Lake platinum/palladium metal projects have excellent projects.

KALNICA-SELEC URANIUM PROJECT, SLOVAKIA

Ultra was fortunate to acquire this property with significant prior exploration and development from the 1960's to the mid 1980's. Having acquired this property gives us a leg up on pure exploration plays. It features 80,000 metres of successful vertical and horizontal historical drilling with 339 vertical drill holes from surface – 171 shallow holes drilled to a maximum of 100 meters and 168 diamond drill holes drilled to a maximum depth of 680 meters. Three adits with numerous cross cuts totalling more than 2,900 meters were also driven into the Kalnica and Selec mineralized zones. Test mining was done from these underground workings. In 1984 the project was abandoned because of low uranium prices. It was subsequently acquired by Ultra in 2005. Uranium prices rose from a low near $7.00 per pound to $130.00 per pound in 2007 but have fallen back to the $65.00 per pound level in recent weeks. We believe there are good reasons to achieve Uranium prices will increase over time.

A number of similar targets exist in eastern Europe where Russian driven exploration developed many valuable properties that were subsequently abandoned because of low uranium prices. We are working at gaining interests in several of there prospectus

Historical Resources

Resource calculations done in 1984 incorporating only a portion of the prior successful exploration at Kalnica-Selec gave a historical resource estimate of approximately 5.5 million pounds of U_3O_8 at an average grade of 0.063% U_3O_8 as referred to in Ultra's 43-101 report dated February, 2007. Please refer to the report online for further information and qualifications. This historical resource is not 43-101 compliant but provides a good indication of potential. With confirmation drilling Ultra's geologists would be able to make 43-101 compliant resource estimates that would add the existing calculated areas with the drilled areas that were not calculated in the historical numbers. We have drilling permits in place and pending discussions with local officials to address any environmental concerns we plan to drill in late summer.

We believe Kalnica-Selec has real potential. Each of our three existing identified mineralized zones has upside for more pounds of uranium. The extensive prior work enhances the possibility of physical mining in the near term, something very important in today's uranium market. We have acquired additional ground south of our property where we are already aware of three positive drill holes and significant additional drill targets from historical data. Geology suggests the uranium is structurally controlled and the historic drilling did not test important targets near the three mineralized areas on our existing property. These targets and existing information that has not been included in the historical resource calculation

ALTERNATIVE / NUCLEAR ENERGY AND THE WORLD

Two topics dominating the energy debate are global warming and energy security. As World demand for energy steadily increases, feeding our appetite for energy while reducing the threat of global warming becomes critical.

Nuclear energy is a safe, reliable and cost effective alternative to non renewable energy sources. Nuclear energy is a cornerstone of the battle against global warming. These are just some of the reasons why environmental groups, policy makers, and the general public are becoming strong supporters of nuclear energy and its benefits.

China intends to build dozens of nuclear power plants over the next decade. France is the leading country in nuclear energy consumption. Slovakia, the home of our Kalnica-Selec project, has shown leadership and foresight in using nuclear energy as the source of more than 50% of its total energy production.

Nuclear energy is the future. It's just starting. Our focus on the acquisition of uranium projects with near term potential has already scored a success in Kalnica-Selec and our search for advanced stage projects is continuous as well as global in scope.

EUROPEAN URANIUM ACQUISITIONS

Ultra has applied for licences on 5 different uranium properties in a European country. These projects include previously producing mines and contain existing uranium resources.

ULTRA – MAKING A DIFFERENCE

With over $2,000,000 in cash and dedicated to acquiring advanced stage uranium properties, Ultra is poised to make a difference in the quest for clean, safe nuclear energy, while also enhancing our precious metal and commercial mineralized properties.

2007 was a difficult year in the stock markets as the share price of many juniors declined, including ours. We look forward to a much better year in 2008 hopefully with uranium prices recovering as we continue to develop our properties.

Sincerely,

ULTRA URANIUM CORP.

PER: *"Raymond Roland"*

RAYMOND W. ROLAND
President & CEO

#182-1669

ULTRA URANIUM CORP.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, President and Chief Executive Officer of **Ultra Uranium Corp.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Ultra Uranium Corp.** (the "Issuer") for the financial year ended **December 31, 2007**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: April 30, 2008.

"Raymond W. Roland"
Raymond W. Roland
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82 - 1669

ULTRA URANIUM CORP.

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer of **Ultra Uranium Corp.**, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the "Annual Filings") of **Ultra Uranium Corp.** (the "Issuer") for the financial year ended **December 31, 2007**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Annual Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Annual Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the Annual Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Annual Filings.

Date: April 30, 2008.

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-1669

ULTRA URANIUM CORP.

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(Unaudited - Prepared by Management)

ULTRA URANIUM CORP.

SEPTEMBER 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

ULTRA URANIUM CORP.
INTERIM BALANCE SHEETS

ASSETS

	September 30, 2007 (Unaudited)	December 31, 2006 (Audited)
Current		
Cash	$ 3,218,072	$ 311,740
Share subscription receivable	42,000	100,000
GST receivable	94,911	37,675
Marketable securities	6,000	6,000
Prepaid expense and advances	146,614	7,373
	3,507,597	462,788
Equipment– Note 4	11,104	9,143
Resource property costs – Note 2	2,160,741	1,628,424
	$ 5,679,442	$ 2,100,355

LIABILITIES

Current		
Accounts payable and accrued liabilities	$ 420,591	$ 635,105
Due to related parties – Note 5	15,257	185,507
Loans payable	1,246	11,246
	437,094	831,858

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 3	$ 13,558,701	$ 8,228,654
Share subscriptions	-	326,000
Contributed surplus – Note 3	1,067,243	682,262
Deficit	(9,383,596)	(7,968,419)
	5,242,348	1,268,497
	$ 5,679,442	$ 2,100,355

APPROVED BY DIRECTORS:

"Raymond W. Roland" Director *"Douglas B. Brooks"* Director

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Nine months ended September 30,	
	2007	2006
DEFICIT, BEGINNING OF THE PERIOD	$ 7,968,419	$ 7,058,048
NET LOSS	1,415,177	350,084
DEFICIT, END OF THE PERIOD	$ 9,383,596	$ 7,408,132

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Administrative Expenses				
Amortization	$ 813	$ 630	$ 1,904	$ 1,890
Consulting	141,870	21,910	359,011	39,910
Interest	(2,974)	(8,289)	5,940	30,746
Investor relations	124,394	-	160,394	-
Financing costs	14,721	-	71,690	-
Filing fees	4,150	485	37,879	12,703
Professional fees	15,151	50	123,709	27,246
Property investigation costs	-	-	24,546	-
Office and miscellaneous	15,677	8,854	42,541	39,948
Management fees – Note 5	16,500	16,500	49,500	49,500
Media advertising	5,046	-	19,245	-
Rent	12,500	16,538	33,500	43,519
Shareholder communications	6,911	9,000	28,277	19,182
Trade show and conference attendance	-	-	26,237	-
Transfer agent	1,226	2,119	8,884	7,865
Travel	16,082	4,899	46,262	7,470
Net loss before other items	(372,067)	(72,696)	(1,039,519)	(279,979)
Other items				
Interest and miscellaneous income	7,580	-	9,323	-
Non-cash compensation charge – Note 3	-	-	(384,981)	(70,105)
Net loss for the period	$ (364,487)	$ (72,696)	$(1,415,177)	$ (350,084)
Loss per share	$ 0.02	$ 0.01	$ 0.08	$ 0.01

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Operating Activities				
Net loss for the period	**$ (364,487)**	$ (72,696)	**$ (1,415,177)**	$ (350,084)
Add (deduct) items not affecting cash:				
Amortization	**813**	630	**1,904**	1,890
Non-cash compensation charge	**-**	-	**384,981**	70,105
	(363,674)	(72,066)	**(1,028,292)**	(278,089)
Changes in non-cash working capital balances related to operations:				
GST receivable	**(17,422)**	(3,893)	**(57,236)**	(15,173)
Prepaid expense	**(7,925)**	-	**(139,241)**	-
Accounts payable	**72,426**	(22,029)	**(214,514)**	(446,459)
Due to related parties	**(10,000)**	(90,988)	**(170,250)**	(403,221)
	(326,595)	(188,976)	**(1,609,533)**	(1,142,942)
Investing Activities				
Acquisition of resource properties	**(20,000)**	-	**(80,000)**	(10,000)
Deferred exploration costs	**(153,752)**	(28,944)	**(181,067)**	(34,721)
Equipment purchased	**(2,397)**		**(3,865)**	-
	(176,149)	(28,944)	**(264,932)**	(44,721)
Financing Activities				
Issuance of common shares for cash, net	**-**	-	**5,058,797**	1,231,650
Share subscriptions receivable	**-**	-	**58,000**	36,400
Share subscriptions	**-**	-	**(326,000)**	-
Advances payable	**-**	2,202	**-**	3,337
Loans payable	**-**	46,000	**(10,000)**	(1,861)
	-	48,202	**4,780,797**	1,269,526
Increase (Decrease) in cash during the period	**(502,744)**	(169,718)	**2,906,332**	81,863
Cash, beginning of the period	**3,720,816**	251,816	**311,740**	235
Cash, end of the period	**$ 3,218,072**	$ 82,098	**$ 3,218,072**	$ 82,098

Non-cash transaction – Note 6

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as Ultra's December 31, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with Ultra's annual December 31, 2006 financial statements.

Note 2 Resource Properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. Ultra has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The properties may be subject to prior claims, agreements or transfer and rights of ownership may have undetected defects.

1. **Kalnica-Selec Claims**

By an agreement dated June 28, 2005 with the Slovak government, Ultra has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. Ultra is required to, and is in the process of establishing a subsidiary in Slovakia to hold the claims, which are valid for a period of four years.

Ultra is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

- SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341);
- 87,000 by September 22, 2006 (paid subsequent to December 31, 2006, Canadian equivalent $3,750);
- 87,000 by September 22, 2007 (paid Canadian equivalent $3,625); and
- 87,000 by September 22, 2008.

SKK 348,000

On June 28, 2007 Ultra was granted an additional licence on property areas to the south and southwest of the existing Kalnica-Selec license. The new area, called Horka and Vahom (little mountain above the river), contains several positive historical drill holes which have reportedly assayed for uranium. The Ministry of Environment of the Slovak Republic granted the license over property areas totaling 12.9 square kilometres.

Note 2 Resource Properties – Cont'd

1. Kalnica-Selec Claims

On October 1, 2005, Ultra signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, Ultra agreed to pay the private company $75,000 (paid) for its services to identify and assist with the acquisition of this project.

During the nine months ended September 30, 2007, Ultra expended $28,402 on exploration expenditures. Total exploration expenditures as at September 30, 2007, amounted to $209,176 and acquisition cost $82,091 for total expenditures on the property to date of $291,267.

2. Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, Ultra has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

Exploration Expenditures:

Ultra must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007.

Note 2 Resource Properties – Cont'd

2. Orbit Lake Group Claims – Saskatchewan Cont'd

Ultra may delay exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. Ultra may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake group, a joint venture agreement will be formalized. Ultra will have the right to earn a 65-per-cent interest in the Crackingstone property if Ultra incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its intention to attain its interest. Ultra's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

During the nine months ended September 30, 2007, Ultra expended $152,665 on exploration expenditures and $103,250 on acquisition cost for total expenditures on the property to date of $255,915.

3. Gwyn Lake Claims

By an option agreement dated June 16, 2003, and amended September 1, 2005 and April 20, 2007, Ultra has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario. Consideration is the issue of 150,000 pre-consolidation common shares and 80,000 post-consolidation common shares, cash of $75,000, and by incurring a minimum of $150,000 in exploration expenditures as follows:

Common Shares (Pre-consolidation):

20,000	upon TSX approval of the options agreement (issued);
30,000	by September 30, 2003 (issued);
50,000	by September 30, 2004 (issued);
50,000	per September 1, 2005 amendment (issued); and
80,000	(post-consolidation) by April 30, 2007 (issued)
230,000	

Cash Payments:

$ 5,000	by September 1, 2003 (paid);
5,000	by September 1, 2004 (paid);
10,000	by April 20, 2007 (paid)
10,000	by September 1, 2008 ($20,00 paid); and
45,000	by September 1, 2009.
$ 75,000	

Note 2 Resource Properties – Cont'd

3. Gwyn Lake Claims – Cont'd

Exploration Expenditures:

Ultra must incur a minimum of $80,000 in exploration expenditures by December 2, 2007.

The agreement is subject to a 1% net smelter return royalty. Half of the net smelter return royalty may be purchased at any time for $500,000.

By an option agreement dated April 20, 2007 Ultra has the option to acquire 100- per-cent interest in nine mineral claims adjacent to Ultra's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which Ultra has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, Ultra has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 (issued-May 8, 2007) shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by Ultra at any time for a one-time payment of $500,000.

During the nine months ended September 30, 2007, Ultra expended $Nil on exploration expenditures. Total exploration expenditures as at September 30, 2007, amounted to $99,751 and acquisition cost $124,350 for total expenditures on the property to date of $224,101.

4. Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, October 8, 2003, January 21, 2005 and December 22, 2006, Ultra has the option to earn a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 576,664 common shares, a minimum of $150,000 in exploration expenditures (incurred) and property payments as follows

Common Shares:

i) 33,332 (pre-consolidation) common shares at completion of a first phase exploration program (issued);

ii) 150,000 (pre-consolidation) common shares upon TSX approval of October 8, 2003 amending agreement (issued);

iii) 100,000 (pre-consolidation) common shares upon TSX approval of January 21, 2005 amending agreement (issued);

iv) 100,000 (pre-consolidation) common shares by January 31, 2006 (issued);

Note 2 Resource Properties – Cont'd

4. Buck Lake Claims – Cont'd

Common Shares – Cont'd

v) 16,666 (pre-consolidation) common shares when a second phase exploration program is completed and a technical report recommending a third phase of exploration work is accepted for filing by the TSX;

vi) 16,666 (pre-consolidation) common shares when a third phase exploration program is completed and a technical report recommending a fourth phase of exploration work is accepted for filing by the TSX;

vii) 160,000 (post consolidation) common shares in lieu of cash payments of $150,000 due January 31, 2007 (issued)

Cash Payments:

i) $65,000 by November 30, 2001 (paid);
ii) $35,000 by November 30, 2002 (paid);
iii) $20,000 by January 2, 2004 (paid);
iv) $10,000 by January 26, 2005 (paid);
v) $10,000 by January 31, 2006 (paid);

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

During the nine months ended September 30, 2007, Ultra expended $Nil on exploration expenditures. Total exploration expenditures as at September 30, 2007, amounted to $930,800 and acquisition cost $416,000 for total expenditures on the property to date of $1,346,800.

5. East Dog River

By an option agreement dated September 21, 2001, Ultra acquired a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of Ultra valued at $7,500. The agreement is subject to a 2% net smelter return royalty. Ultra may purchase one-half of the 2% net smelter return royalty for $500,000. These claims have been written down to $1, the estimated recoverable amount.

6. Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of Ultra valued at $7,500. The agreement is subject to a 2% net smelter return royalty. Ultra may purchase one-half of the 2% net smelter return royalty for $500,000.

Note 2 Resource Properties – Cont'd

Mirage Lake Claims

During the nine months ended September 30, 2007, Ultra expended $Nil on exploration expenditures. Total exploration expenditures as at September 30, 2007, amounted to $30,157 and acquisition cost $12,500 for total expenditures on the property to date of $42,657.

7. **European Acquisition Program**

By an agreement announced on April 26, 2007, Ultra has agreed to acquire Xyquest Mining Corp.'s uranium property acquisition program for two European nations.

Xyquest has been developing uranium-based corporate opportunities in Europe for more than three years identifying existing uranium properties.

In furtherance of the acquisition Ultra intends to acquire property interests in the two countries including filing for exploration and development rights for property areas with historical uranium.

The application areas have been targeted based on historical reports and information that suggest uranium remains on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with National Instrument 43-101 standards and should not be relied upon.

Ultra will finance the applications and operations using Xyquest's technical assistance and European-based professionals.

Upon granting of the exploration and development rights Ultra will issue varying amounts of shares up to two million common shares for each of the property areas for a 100-per-cent interest. A maximum of 5.6 million common shares will be issued for the identified properties. Ultra will have the right to issue a lesser number of shares for a smaller interest in any particular property. Ultra will also make a one-time payment of $283,000 to Xyquest Mining Corp. on TSX Venture Exchange acceptance for filing of the agreement. Xyquest will retain marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

Xyquest is owned by Anthony Beruschi, LLB, BSc. Mr. Beruschi was instrumental in Ultra's acquisition of the Kalnica-Selec uranium property in Slovakia. The agreement is subject to acceptance for filing by the TSX-V.

Note 3 Share Capital

(a) Authorized:

Effective May 11, 2007, Ultra's authorized share capital was changed to unlimited without par value.

(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,664**	**$**	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, September 30, 2006		12,293,664	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,671,000		894,784
Pursuant to exercise of options	- at $0.40	466,300		186,520
Issued for resource properties	- at $0.94	160,000		150,000
Issued for resource properties	- at $0.85	80,000		68,000
Issued for resource properties	- at $0.71	75,000		53,250
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(401,506)
Balance, September 30, 2007		21,548,463	$	13,558,701

c) Private placements

i) On January 2, 2007, Ultra issued 2,720,000 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant, of which, 800,000 warrants entitles the holder to purchase one common share at $0.325 per share for two years and 1,920,000 warrants entitles the holder to purchase one common share at $0.335 per share for two years. Finders' fees of $132,600 were payable.

ii) On February 1, 2007, Ultra issued 3,000,000 units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $1.80 per share exercisable to February 1, 2009, subject to an accelerated expiry clause. If the closing price is equal to or greater than $2.80 per share for 10 consecutive days, Ultra may give notice to the account holders, in which case the expiry date will be 25 days from notice. Ultra paid finders' fees of $100,000 and 82,499

Note 3 Share Capital – (Cont'd)

d) Commitments:

units with the same terms as noted above and will pay $115,350 and 125,833 share purchase warrants entitling the holder to purchase one common share per warrant at $1.45 per share exercisable to February 1, 2009.

i) Stock-based Compensation Plan

Ultra has granted share purchase options to directors and employees to purchase common shares of Ultra. These options are granted with an exercise price equal to the market price of Ultra's stock at the date of the grant. A summary of the status of the stock option plan as of September 30, 2007, and September 30, 2006 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, September 30, 2006	466,300	$0.40
Granted	722,066	$0.40
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2006	1,178,366	$0.40
Granted	1,046,930	$1.20
Exercised	(466,300)	$0.40
Cancelled	(200,000)	$1.20
Options exercisable and outstanding, September 30, 2007	1,558,996	$0.83

At September 30, 2007, Ultra had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1,20	January 10, 2009
1,558,996		

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended September 30, 2007, Ultra recorded a non-cash compensation charge of $384,981 (2006: $70,105) upon the issuance of 1,046,930 (2006: 466,300) stock options.

The weighted average fair value of the options was $0.37 (2006: $0.15) per share.

The fair value of share options for the period ended September 30, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

Note 3 Share Capital – (Cont'd)

	2007	2006
Risk-free interest rate	4.42%	3.75%
Dividend yield	-	-
Expected stock price volatility	149.28%	81.92%
Weighted average expected stock option life	2 years	2 years

ii) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Balance, end of period	10,877,332	$0.76

Details of share purchase warrants outstanding at September 30, 2007, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1,80	February 1, 2009
125,833	$1.45	February 1, 2009
10,877,332		

Note 4 Capital Assets

	September 30, 2007			September 30, 2006
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 12,798	$ 8,358	$ 4,440	$ 1,443
Furniture and fixtures	16,585	12,429	4,156	5,196
Office equipment	10,000	7,492	2,508	3,134
	$ 39,383	$ 28,279	$ 11,104	$ 9,773

Note 5 Related Party Transactions

Ultra was charged the following amounts by directors of the company or companies with directors in common:

	Nine months ended September 30, 2007	2006
Management fees	$ 27,000	$ 22,500
Travel	30,706	563
Office services and expenses	4,037	1,258
Deferred exploration costs – geological travelling	-	4,045
	$ 61,743	$ 28,366

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2007, marketable securities include $6,000 (2006: $8,000) in shares of companies with common directors.

At September 30, 2007, amounts due to related parties of $15,257 (2006: $433,144) are due to directors or officers of Ultra or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

Note 6 Non–cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the nine months ended September 30, 2007, Ultra issued 160,000 common shares at $0.94 per share totalling $150,000, 80,000 common shares at $0.85 per share totalling $68,000 and 75,000 common shares at $0.71 per share totalling $53,250 as option payments with respect to the Buck Lake Property, Gwyn Lake Properties and Orbit Lake Properties respectively.

Note 7 Commitments

By an agreement dated October 30, 2006, Ultra agreed to pay $6,000 per month for a minimum of six months for investor relation services. After six months, the agreement may be terminated upon 30 days' notice. As part of the agreement, Ultra granted share purchase options to acquire 150,000 shares at $0.40 per share, which are included in share purchase options outstanding at September 30, 2007.

Note 8 Subsequent Events

On October 16, 2007, Ultra obtained the necessary approvals for diamond drilling at its 100-per-cent-owned Kalnica-Selec Slovakian uranium property.

Ultra has contracted an independent engineering firm to digitize additional information from historical exploration carried out by Uranovy Prieskum State Enterprise (UP). In all, over 80,000 metres of drilling were completed by UP.

Ultra will also be conducting a surface work program on the additional Ultra ground recently acquired adjacent to the south and southwest boundaries of the Kalnica-Selec uranium project. Ultra's surface exploration program is expected to be completed over the next three weeks and will include radiometric surveys, geological mapping and further structural studies. This additional ground covers 12.9 square kilometres, expanding Ultra's total property holdings to 41.8 square kilometres at the Kalnica-Selec uranium property.

All technical disclosure are reviewed and approved by Dr. Bohumil Molak, PGeo, a consulting geologist and qualified person.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2007

BACKGROUND

The following discussion and analysis, prepared as of November 15, 2007, should be read together with the unaudited interim financial statements for the nine months ended September 30, 2007 and 2006 and related notes attached and the audited financial statements for the year ended December 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the nine-month period ended September 30, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, November 15, 2007.

Additional information related to Ultra Uranium Corp. ("Ultra") is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. is a mining exploration company. Ultra's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, Ultra changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

Ultra's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, Ultra acquired the right to explore the Kalnica-Selec uranium property in Slovakia. During the nine-months ended September 30, 2007, Ultra applied for and received permission to explore additional property immediately south and southwest of the original Kalnica-Selec licences.

During the period under review:

i) Ultra acquired an option to earn up to a 65% interest in the Orbit Lake Group of claims in the Northern Mining District of Saskatchewan. Upon earning a 65% interest in the Orbit Lake properties Ultra would then have the right to earn a 65% interest in the adjoining Crackingstone property. On April 16, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

ii) Ultra acquired an option to earn a 100% interest in nine additional mineral claims adjacent to Ultra's existing Gwyn Lake property holdings. On April 20, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

iii) Ultra entered into an agreement to acquire XyQuest Mining Corp.'s uranium property acquisition program for two European nations. The agreement is subject to approval by the TSX Venture Exchange.

Ultra is actively seeking to acquire interests in resource exploration properties. In addition to its main property in Slovakia, during the past several years Ultra has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Ultra is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

During fiscal 2005 Ultra acquired the Kalnica-Selec Uranium Project located in western Slovakia by filing an application with the Slovakian Government. This application was approved by the Slovakian Government and Ultra received official documentation in May 2006 accepting Ultra's application for exploration of the Kalnica-Selec Uranium Project. Ultra is required to, and has established a subsidiary to hold the claims, which are valid for a period of four years.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's.

The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

Ultra is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006 (paid, Canadian equivalent $3,750)
SKK 87,000 by September 22, 2007 (paid, Canadian equivalent $3,625)
SKK 87,000 by September 22, 2008

SKK 348,000

On October 1, 2005, Ultra signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, Ultra agreed to pay the private company $75,000 (paid) for its services to identify and assist with the acquisition of this project.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work were checked against all the historic data currently available to Ultra. Geologists have interpreted and translated historic data to identify targets for a work program.

On September 30, 2005 Ultra announced that it had mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceed the area's background radiation levels by two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

During fiscal 2006, Ultra's consulting geologist completed additional radiometric surveys at Kelnica-Selec in compliance with current exploration expenditure requirements of the Slovak government.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

During the year ended December 31, 2006, Ultra had expended $180,774 on exploration expenditures.

On January 31, 2007, Ultra filed for additional ground immediately adjacent to the Kalnica-Selec property. This additional ground is considered to be highly prospective for additional uranium potential. The new property area has several drill holes that have intersected uranium mineralization.

On February 13, 2007, Ultra received a National Instrument 43-101-compliant technical report on the Kalnica-Selec uranium, authored by independent geologist Dr. Bohumil (Boris) Molak, PhD, PGeo (British Columbia), a qualified person under National Instrument 43-101.

Ultra filed a 43-101 report on the Kalnica-Selec property and Ultra's geologists believe that an initial drill program of approximately 4,000 metres, consisting of confirmation, fill-in and limited step-out drilling within and outside of the historic grid would confirm historic results and provide new data for a 43-101-compliant uranium resource estimate. If successful, the program would add to the historical resource calculations from both existing exploration results that were not included in the prior calculations and extension of the mineralized areas.

In April 2007, Ultra announced it had filed for drilling permits on the Kalnica-Selec uranium property in Western Slovakia.

On June 28, 2007 Ultra was granted an additional licence on property areas to the south and southwest of the existing Kalnica-Selec license. The new area, called Horka and Vahom (little mountain above the river), contains several positive historical drill holes which have reportedly assayed for uranium. The Ministry of Environment of the Slovak Republic granted the license over additional property areas totaling 12.9 square kilometres.

Regional geology suggests that the new license areas are highly prospective for further uranium mineralization, in particular the new area lying immediately south of the Kalnica-Selec license may contain extensions of the Krajna Dolina uranium mineralized zone on Kalnica-Selec.

The Krajna Dolina mineralized zone is one of three mineralized zones on Ultra's Kalnica-Selec uranium property. Krajna Dolina alone has a historic inferred resource estimated at more than 4.1 million pounds of U308 as calculated by the former government's Uranovy Prieskum State Enterprise which conducted extensive exploration and development programs on the three known mineralized zones at Kalnica-Selec in the 1970s and early 1980s.

During the nine months ended September 30, 2007, Ultra expended $28,402 on exploration.Total exploration expenditures as at September 30, 2007, amounted to $209,176 and acquisition costs of $82,091 for total expenditures on the property to date of $291,267.

Subsequent to September 30, 2007, on October 16, 2007, Ultra obtained the necessary approvals for diamond drilling at its 100-per-cent-owned Kalnica-Selec Slovakian uranium property.

Ultra has contracted an independent engineering firm to digitize additional information from historical exploration carried out by Uranovy Prieskum State Enterprise (UP). In all, over 80,000 metres of drilling were completed by UP.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Ultra is conducting a surface work program on the additional Ultra ground recently acquired adjacent to the south and southwest boundaries of the Kalnica-Selec uranium project. Ultra's surface exploration program is expected to be completed over the next several weeks and will include radiometric surveys, geological mapping and further structural studies. This additional ground covers 12.9 square kilometres, expanding Ultra's total property holdings to 41.8 square kilometres at the Kalnica-Selec uranium property.

All technical disclosures are reviewed and approved by Dr. Bohumil Molak, PGeo, a consulting geologist and qualified person.

Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, Ultra has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

Exploration Expenditures:

Ultra must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007.

Ultra may delay exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. Ultra may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake group, a joint venture agreement will be formalized. Ultra will have the right to earn a 65-per-cent interest in the Crackingstone property if Ultra incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its intention to attain its interest. Ultra's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

This agreement was accepted for filing by the TSX Venture Exchange on June 6, 2007.

During the current period ended September 30, 2007, Ultra mobilized a six-person crew including Raymond A. Bernatchez, PEng, consulting geologist, and Dr. John Morgan, PGeo, to its 11,000-hectare Orbit uranium property. The program ran for approximately six weeks and also included

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

exploration by International Montoro Resources Inc. and Belmont Resources Inc. on the adjoining Crackingstone uranium property.

Ultra's work program at the Orbit uranium property consisted of a soil sampling program, trenching and channel sampling on the highest-priority anomalies identified by a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy & Mines (SGS) and previously documented showings located on the Orbit uranium property.

On September 28, 2007, Ultra announced that an extensive sampling and ground geophysical program had been completed on the Orbit property and the adjoining Crackingstone uranium properties.

The exploration crew evaluated 10 showings on the 11,000-hectare Orbit uranium property. They are listed as follows: Beck 34, Beck 44, Beck 89, Beck 183, Beck 184, Beck 238, SMI No. 1443, SMI No. 1445, SMI No. 1450 and SMI No. 1451. A total of 174 channel, grab and bulk samples were taken from these showings. Yellow uranium staining was observed in four of these showings. Radiometric readings were detected in all showings.

The Orbit Lake fault is host to the Beck 44 and Beck 89 showings. The Spot Lake fault is host to Beck 34, Beck 80, Beck 82, Beck 183 and Beck 184 showings. Spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

Most of the uranium showings are localized within the northeast-trending structures and have a corresponding increase in potassium. Several west and northwest structures intersect the northeast structures.

During the nine months ended September 30, 2007, Ultra expended $152,665 on exploration. Total exploration expenditures as at September 30, 2007, amounted to $152,665 and acquisition cost $103,250 for total expenditures on the property to date of $255,915

Crackingstone uranium property

The crew also conducted a similar program on the adjoining 750-hectare Crackingstone uranium property.

The recently completed program evaluated 15 showings: Beck 6, Beck 48, Beck 55, Beck 58, Beck 91 (Mylo's lease), Beck 94, Beck 95, Beck 101, Beck 102, Beck 107 (Laredo showing), Beck 231, Beck 233, Beck 235, Mukta 230 and Rix 58. A total of 74 channel samples were taken from these showings. All showings registered good to very strong counts per second (cps) ranging from 1,000 to 60,000 cps. Uranium yellow staining (uranophane) was observed at seven of the showings. The geological mapping and prospecting have shown strong correlation between uranium mineralization and structural features such as faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006 to 2007. A previous 6.5-ton hand-sorted bulk sample was extracted from Mylo's lease (Rix No. 49-CC1-4) assaying 0.5 per cent uranium.

Showings Beck 6, Beck 55, Beck 94, Beck 231 and Beck 233 containing several high radiometric readings, appear to coincide with the Boom Lake fault near its intersection point with the east-west-trending Crackingstone fault, the proposed site area for the 2007 to 2008 drilling program.

The northwest corner of claim S108022 has been drilled extensively in the past. This drilling has defined two parallel uranium zones in this area. The 2006 to 2007 ground geophysical survey has

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

defined a conductor in this area. The uranium mineralization appears to be localized within northeast-trending structures. This area may represent another strong drilling target. Previous samples were obtained from an open cut and adit (Rix No. 7 adit) in this area. Four grab samples taken in 2006 on a property visit by R.A. Bernatchez, PEng, from the rock pile and trenches along the east-west-striking fracture zone for a length of 275 metres, assayed from 0.28 per cent to 6.55 per cent uranium.

The spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

Upon earning a 65-per-cent interest in the Orbit uranium property, Ultra will have the right to acquire a 65-per-cent interest in the Crackingstone uranium property by either incurring three times the amount of exploration and development expenditures and payments in cash (at Ultra's option) to the vendors for an equivalent amount.

All samples from both the Orbit and Crackingstone properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

Subsequent to September 30, 2007, Ultra completed a helicopter airborne magnetic and radiometric survey conducted by MPX Geophysics Ltd. of Richmond Hill, Ontario, on the Orbit property.

This survey included both the Orbit and Crackingstone properties, covering a total area of 12,091 hectares and consisted of 1,391 line km of 100-metre flight line spacing, using a Scintrex CS-3 total-field magnetometer sensor, installed in a towed-bird airfoil. The equipment used for the radiometric survey consisted of two GRS-410 multichannel gamma-ray spectrometers with a combined crystal pack volume of 33.6 litres, which is twice the size of the crystal pack typically deployed by Canadian contractors. The 100-metre line spacing with low altitude and low survey speed of the helicopter-borne system provides exceptional resolution and sensitivity for an airborne survey. The spectrometry will directly detect any increase in the concentration of uranium and measure changes in concentration of natural radioelements for geological mapping. The magnetic survey is a highly effective method for mapping geology and fault structures, and the radiometrics section will assist in defining new and known zones of bedrock uranium mineralization.

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. Ultra considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

Buck Lake Project Claims – Ontario – (Cont'd)

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Ultra optioned the initial claims from two prospectors. The amended terms of the property agreement include Ultra paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Ultra may purchase for $500,000. Ultra has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, Ultra entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of Ultra to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and Ultra issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During fiscal 2006, Ultra expended $10,000 in cash and issued 150,000 common shares on property option payments.

On January 10, 2007, Ultra agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated Dec. 22, 2006, between William J. Richmond, William D. Morehouse (the optionors) and Ultra with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on December 10, 2003, and March 2, 2005. The optionors have accepted 160,000 common shares (issued) of the issuer in lieu of the final $150,000 cash payment due January 31, 2007.

Buck Lake Project Claims – Ontario – (Cont'd)

There were no exploration expenditures during the current quarter. Total exploration expenditures as at September 30, 2007, amounted to $930,800 and acquisition cost $416,000 for total expenditures on the property to date of $1,346,800.

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 Ultra entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Ultra must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Ultra issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued during the year ended December 31, 2006. The vendor retains a 1% net smelter royalty (NSR), half of which can be purchased for a one time payment of $500,000 and the remaining half can be purchased for an additional $1,000,000.

Ultra completed its 2 week surface exploration on the Gwyn Lake Gold Property in fiscal 2004 and announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

Gwyn Lake Gold Property –Ontario - (Cont'd)

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Ultra is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt and plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Ultra announced that it had entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of Ultra to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and Ultra has issued the 50,000 common shares to the property optionor.

During the period ending September 30, 2007, by an option agreement dated April 20, 2007, Ultra has the option to acquire 100- per-cent interest in nine mineral claims adjacent to Ultra's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which Ultra has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, Ultra has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 (issued-May 8, 2007) shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by Ultra at any time for a one-time payment of $500,000.

The above transaction was accepted for filing by the TSX Venture Exchange on May 9, 2007

On September 15, 2007, Ultra commenced a work program on the Gwyn Lake Property which included cutting a new access route into and across the property. 3.3 kilometers of new trail has been opened up to-date and during this activity 13 new showings containing multiple bonded iron formations (BIFs) were discovered. Showings 1 through 7 all situated north of the previously identified three BIF-bearing zones and showings 8 through 12 lie within the already known Northern and Central BIF-bearing zones.

Showings 3, 8, 11, and 12 are on strike to previously examined gold showings known as Delbridge, Blacksmith, Orion and Dominion. Over 5000 square meters of stripping was done on the new showings.

East Dog River Property – Ontario

HISTORICAL

In November 2001, Ultra entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by Ultra's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

Ultra intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Ultra earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During fiscal 2006, all expenditures on the property amounting to $32,886 were written- down to $1.

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Ultra earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the nine months ended September 30, 2007, the were no exploration expenditures on the property. Total exploration expenditures as at September 30, 2007, amounted to $30,157 and acquisition cost $12,500 for total expenditures on the property to date of $42,657.

European Acquisition Program

By an agreement announced on April 26, 2007, Ultra has agreed to acquire XyQuest Mining Corp.'s uranium property acquisition program for two European nations.

XyQuest has been developing uranium-based corporate opportunities in Europe for more than three years identifying existing uranium properties.

In furtherance of the acquisition Ultra intends to acquire property interests in the two countries including filing for exploration and development rights for property areas with historical uranium.

The application areas have been targeted based on historical reports and information that suggest uranium remains on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with National Instrument 43-101 standards and should not be relied upon.

Ultra will finance the applications and operations using XyQuest's technical assistance and European-based professionals.

Upon granting of the exploration and development rights Ultra will issue varying amounts of shares up to two million common shares for each of the property areas for a 100-per-cent interest. A maximum of 5.6 million common shares will be issued for the identified properties. Ultra will have the right to issue a lesser number of shares for a smaller interest in any particular property. Ultra will also make a one-time payment of $283,000 to XyQuest Mining Corp. on TSX Venture Exchange acceptance for filing of the agreement. XyQuest will retain marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

XyQuest is owned by Anthony Beruschi, LLB, BSc. Mr. Beruschi was instrumental in Ultra's acquisition of the Kalnica-Selec uranium property in Slovakia. The agreement is subject to acceptance for filing by the TSX-V.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by Ultra during the nine months ended September 30, 2007 and the years ended December 31, 2006 and 2005:

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
SEPTEMBER 30, 2007

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Balance September 30, 2007
Kalnica-Selec Claims					
Acquisition costs					
Cash	$ 3,341	$ 3,750	$ 7,091	$ -	$ 7,091
Account payable-fee	75,000	-	75,000	-	75,000
	78,341	3,750	82,091	-	82,091
Deferred exploration costs					
Field costs	18,710	123,390	142,100	28,402	170,502
Geological consulting	30,940	7,734	38,674	-	38,674
	49,650	131,124	180,774	28,402	209,176
	127,991	134,874	262,865	28,402	291,267
Orbit Lake Property					
Acquisition Costs					
Cash	-	-	-	50,000	50,000
Shares	-	-	-	53,250	53,250
	-	-	-	103,250	103,250
Deferred exploration costs					
Geological survey /sampling	-	-	-	152,665	152,665
	-	-	-	152,665	152,665
	-	-	-	255,915	255,915
Buck Lake Claims					
Acquisition costs					
Cash	130,000	10,000	140,000	-	140,000
Shares	41,500	7,500	49,000	150,000	199,000
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	248,500	17,500	266,000	150,000	416,000
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,063	-	608,063	-	608,063
Geological consulting	99,383	-	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	930,800	-	930,800	-	930,800
	1,179,300	17,500	1,196,800	150,000	1,346,800
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	-	10,000	30,000	40,000
Shares	12,600	3,750	16,350	68,000	84,350

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Balance September 30, 2007
	22,600	3,750	26,350	98,000	124,350
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	6,192	91	6,283	-	6,283
Geological consulting	81,963	9,250	91,213	-	91,213
Reporting	570	-	570	-	570
	90,410	9,341	99,751	-	99,751
	113,010	13,091	126,101	98,000	224,101
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	485	-	485	-	485
Field costs	12,326	-	12,326	-	12,326
Geological consulting	13,896	2,400	16,296	-	16,296
Reporting	1,050	-	1,050	-	1,050
	27,757	2,400	30,157	-	30,157
	40,257	2,400	42,657	-	42,657
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
Less: Impairment	-	(12,499)	(12,499)	-	(12,499)
	12,500	(12,499)	1	-	1
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	10,287	3,200	13,487	-	13,487
Reporting	113	-	113	-	113
	17,187	3,200	20,387	-	20,387
Less: Impairment	-	(20,387)	(20,387)	-	(20,387)
	17,187	(17,187)	-	-	-
	29,687	(32,886)	1	-	1
	$ 1,490,245	$ 138,179	$ 1,628,424	$ 532,317	$ 2,160,741

SELECTED FINANCIAL INFORMATION

The following table presents selected unaudited consolidated financial information for the nine months ended September 30, 2007 and 2006 and audited consolidated financial information for the years ended December 31, 2006, 2005 and 2004.

	Nine months ended September 30, 2007	Nine months ended September 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Revenue	9,323	-	-	-	-
Net loss	(1,415,177)	(350,084)	(885,144)	(387,990)*	(690,631)
Basic and diluted loss per share	(0.08)	(0.01)	(0.11)	(0.03)	(0.04)
Total assets	5,679,442	1,668,785	2,100,355	1,538,543	1,329,825

* The financial statements for the year ended December 31, 2005 have been restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totalling $52,352. Accordingly, resource property costs, accounts payable and accrued liabilities, net loss and accumulated deficit have increased. The effect of the correction of the financial statements for the year ended December 31, 2005 is summarized as follows:

	As Previously Reported	Adjustment	As Restated
Resource property costs	$1,463,120	$27,125	$1,490,245
Accounts payable and accrued liabilities	884,549	52,352	936,901
Net Loss	(362,763)	(25,227)	(387,990)
Deficit	$(7,058,048)	(25,227)	$(7,083,275)

For the year ended December 31, 2006 the net loss was $885,144 or $0.011 per share compared to the net loss of $387,990 (Restated) or $0.08 per share (128.14% increase) in the comparable period in 2005. The increase was mainly due to a non-cash compensation charge of $411,987, which represents fair value of 1,218,366 stock options granted during the period and the write-down of mineral property of $32,886, with significant increases in filing fees ($6,668), consulting fees ($9,750), legal fees ($33,728) and office services and expenses ($47,784) and decreases in interest of ($37,606) The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by Ultra in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

RESULTS OF OPERATIONS

Three-months ended September 30, 2007

Ultra incurred a net loss of $364,487 for the three months ended September 30, 2007, as compared to a net loss of $72,696 for the comparable period in 2006. The increase in net loss of $291,791 was mainly due to consulting fees of $119,960 due to increased activity in expanding Ultra's property portfolio and on corporate matters, financing cost of $14,721, media advertising of $5,096, travel of $11,183 due to increased activity in Ultra's property portfolio's, investor relations of $124,394 due to contract commitments, professional fees of $15,101, mainly due to legal cost in renegotiating property agreements and arranging corporate financing and office and miscellaneous $6,823 due to reorganization and implementation of office control procedures, with corresponding decreases in rent of $4,038 and shareholder communication of $2,089 and an increase in interest revenue of $7,580 due to funds invested with the balance of the decrease in expenses totalling $8,220 spread over the remainder of the expenditures.

Nine-months ended September 30, 2007

Ultra incurred a net loss of $1,415,177 for the nine months ended September 30, 2007, as compared to a net loss of $350,084 for the comparable period in 2006. The increase in net loss of $1,065,093 was mainly due to a non-cash compensation charge of $314,876. Ultra recorded non-cash compensation expense (2006: $70,105), which represents the estimated fair value of stock options granted during the period, consulting fees increased by $319,101 due to increased activity in expanding Ultra's property portfolios and on corporate matters, financing cost of $71,690, media advertising of $19,245, trade show and conference attendance of $26,237, shareholder communication costs of $9,095 and travel increased by $38,792 due to attendance at trade shows and the PDAC and increased activity in Ultra's property portfolio's, investor relations increased by $160,394 due to contract commitments, professional fees increased by $96,463, mainly due to legal cost in renegotiating property agreements and arranging corporate financing, property investigation cost of $24,546 due to expanding Ultra's property portfolio in Europe, filing fees increased by $25,176 due to increased activity in corporate financing and contract filing costs with corresponding decreases in rent of $10,019, interest paid decreased by $24,806 due to the settling of overdue vendor accounts and loans and interest received increased by $9,323 due to funds invested with the balance of the increase of $3,626 spread over the remainder of the expenses.

REVENUE

Ultra does not have any source of revenue. Ultra uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table, excluding other items, identifies the changes in general and administrative expenditures for the nine months ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005, 2004:

	Nine-months ended September 30, 2007	Nine-months ended September 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Accounting, audit and legal	123,709	27,246	146,455	117,218	117,872
Increase (decrease) *	354.04		24.94	(0.55)	(9.78)
Amortization	1,904	1,890	2,520	3,249	4,203
Increase (decrease) *	0.74		(22.43)	(22.70)	(23.00)
Investor relations	160,394	-	-	-	-
Increase (decrease) *	100.00				
Interest	5,940	30,746	31,577	69,183	66,771
Increase (decrease) *	(80.68)		(54.36)	3.61	(36.88)
Consulting fees	359,011	39,910	81,750	72,000	36,000
Increase (decrease) *	799.55		13.54	100.00	-
Financing costs	71,690	-	-	-	-
Increase (decrease) *	+100				
Filing fees	37,879	12,703	13,063	6,395	15,979
Increase (decrease) *	198.19		104.27	(59.98)	91.57
Management fees	49,500	49,500	30,000	30,000	30,000
Increase (decrease) *	-				
Media advertising	19,245	-	-	-	-
Increase (decrease) *	+100				
Office services and expenses	42,541	39,948	67,840	20,056	48,497
Increase (decrease) *	6.49		238.25	(58.64)	51.33
Travel	46,262	7,470	8,740	5,031	15,376
Increase (decrease) *	519.30		73.72	(67.28)	94.73
Property investigation costs	24,546	-	-	-	-
Increase (decrease) *	100				
Rent	33,500	43,519	42,000	42,000	42,000
Increase (decrease) *	(23.02)				
Shareholder communications fees	28,277	19,182	25,994	14,865	2,603
Increase (decrease) *	47.41		74.87	471.07	N/A
Stock-based compensation	384,981	70,105	411,987	-	262,775
Increase (decrease) *	N/A		N/A	N/A	-
Transfer agent	8,884	7,865	8,959	4,683	6,725
Increase (decrease) *	12.96		91.31	(30.36)	81.86
Trade show and conference	26,237	-	-	-	-
Increase (decrease) *	+100				

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last nine quarters:

	Year ended December 31,								
	2007			2006				2005	
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-
Net loss	(624,619)	(426,071)	(364,487)	(80,127)	(197,261)	(72,696)	(535,060)	(61,264)	(193,029)*
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)

* Restated as at December 31, 2006 (Refer to above note under "Selected Financial Information")

LIQUIDITY AND CAPITAL RESOURCES

At September 30 2007, Ultra had a working capital of $3,070,503 (2006: $826,194 working capital deficiency).

Management anticipates the raising of additional funding through sale of its securities to enable Ultra to fund ongoing operations.

At September 30, 2007, Ultra held cash on hand of $3,218,072 (2006: $82,098) and liabilities totalled $437,094 (2006: $959,865).

Ultra does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

Effective May 11, 2007, Ultra's authorized share capital was changed to unlimited without par value.

(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,664**	**$**	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, September 30, 2006		12,293,664	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,671,000		894,784
Pursuant to exercise of options	- at $0.40	466,300		186,520
Issued for resource properties	- at $0.94	160,000		150,000
Issued for resource properties	- at $0.85	80,000		68,000
Issued for resource properties	- at $0.71	75,000		53,250
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(401,506)
Balance, September 30, 2007		21,548,463	$	13,558,701

Private placements

i) On January 2, 2007, Ultra issued 2,720,000 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant, of which, 800,000 warrants entitles the holder to purchase one common share at $0.325 per share for two years and 1,920,000 warrants entitles the holders to purchase one common share at $0.335 per share for two years. Finders' fees of $132,600 were payable.

ii) On February 1, 2007, Ultra issued 3,000,000 units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $1.80 per share exercisable to February 1, 2009, subject to an accelerated expiry clause. If the closing price is equal to or greater than $2.80 per share for 10 consecutive days, Ultra may give notice to the account holders, in which case the expiry date will be 25 days from notice. Ultra paid finders' fees of $100,000 and 82,499 units with the same terms as noted above and will pay $115,350 and 125,833 share purchase warrants entitling the holder to purchase one common share per warrant at $1.45 per share exercisable to February 1, 2009.

Commitments:

i) Stock-based Compensation Plan

Ultra has granted share purchase options to directors and employees of Ultra to purchase common shares of Ultra. These options are granted with an exercise price equal to the market price of Ultra's stock at the date of the grant. A summary of the status of the stock option plan as of September 30, 2007, and September 30, 2006 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, September 30, 2006	466,300	$0.40
Granted	722,066	$0.40
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2006	1,178,366	$0.40
Granted	1,046,930	$1.20
Exercised	(466,300)	$0.40
Cancelled	(200,000)	$1.20
Options exercisable and outstanding, September 30, 2007	1,558,996	$0.83

At September 30, 2007, Ultra had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1,20	January 10, 2009
1,558,996		

Share Capital – (Cont'd)

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended September 30, 2007, Ultra recorded a non-cash compensation charge of $384,981 (2006: $70,105) upon the issuance of 1,046,930 (2006: 466,300) stock options

The weighted average fair value of the options was $0.37 (2006: $0.15) per share. The fair value of share options for the period ended June 30, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	4.42%	3.75%
Dividend yield	-	-
Expected stock price volatility	149.28%	81.92%
Weighted average expected stock option life	2 years	2 years

Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Balance, end of period	10,877,332	$0.76

Details of share purchase warrants outstanding at September 30, 2007, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1,80	February 1, 2009
125,833	$1.45	February 1, 2009
10,877,332		

Flow-Through Offering

During the fiscal 2006, Ultra issued 500,000 flow-through shares at $0.25 per share for proceeds of $125,000. Subsequent to December 31, 2006, Ultra issued 120,000 flow-through shares at $0.25 per share for proceeds of $30,000. Ultra is committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $155,000 of eligible Canadian exploration expenditures to the subscribers of the flow-through shares. The amount will be available to Ultra for future deductions from taxable income.

RELATED PARTY TRANSACTIONS

Ultra was charged the following amounts by directors of Ultra or companies with directors in common:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Management fees	$ 27,000	$ 22,500
Deferred exploration costs		
– geological consulting	-	4,045
Travel	30,706	563
Office services and expenses	4,037	1,258
	$ 61,743	$ 28,366

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At September 30, 2007, marketable securities include $6,000 (2006: $8,000) in common shares of public companies with common directors.

At September 30, 2007, amounts due to related parties of $15,257 (2006: $433,144) are due to directors or officers of Ultra or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to Ultra.

RISKS AND UNCERTAINTIES

Ultra competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing Ultra include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

Ultra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. Ultra's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Ultra is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at November 15, 2007 Ultra had authorized share capital of unlimited shares without a par value. Shares outstanding as at November 15, 2007 totalled 21,548,463 shares, granted options to directors and employees totalling 1,558,996 shares at a weighted average exercise price of $0.40 per share and had 10,877,332 warrants outstanding at a weighted average exercise price of $0.76 per share.

COMMITMENTS

On October 30, 2006, Ultra retained First Canadian Capital Corp. as a consultant to provide strategic marketing and corporate communications. Under the terms of the agreement, Ultra will pay First Canadian $6,000 per month for a six-month initial term and grant 150,000 stock options at an exercise price of 40 cents. First Canadian will assist Ultra in opening productive and continuing dialogue with private investors, analysts, brokers, money managers and other financial professionals.

SUBSEQUENT EVENTS

Refer to Mineral Properties.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Ultra is accumulated and communicated to Ultra's management as appropriate to allow timely decisions regarding required disclosure. Ultra's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that Ultra's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to Ultra, is made known to them by others within those entities. It should be noted that while Ultra's Chief Executive Officer and Chief Financial Officer believe that Ultra's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of Ultra are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of Ultra's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within Ultra. While management of Ultra has put in place certain procedures to mitigate the risk of a material misstatement in Ultra's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or

developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-1669

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending September **30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2007

"Raymond W. Roland"

Raymond W. Roland
President & CEO

#82-1669

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending September **30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2007

"Raymond W. Roland"

Raymond W. Roland
President & CFO

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
December 19, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

GWYN LAKE GOLD EXPLORATION UPDATE

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to report on the exploration program just completed on its Gwyn Lake gold project located in the Beardmore-Geraldton Gold Belt near Thunder Bay, Ontario. The Beardmore-Geraldton Gold Belt has a successful and extensive mining history. Past mines reportedly produced over 4 million ounces of gold. Currently, extensive exploration in the area is being conducted by several companies.

Ultra's Gwyn Lake project consists of 77 claims units covering 1,232 hectares hosting greenstone belt style gold mineralization localized within banded iron formations ("BIF"). During previous exploration, North, Central and South BIF-bearing zones were distinguished on the property.

Exploration benefited from a 225 CAT excavator cutting a new access route through only slightly explored areas of the property. More than three kilometers of new trail opened up access to the BIF zones. The trail crosses the geological structure and 13 new showings with single and/or multiple BIFs ranging in thickness from 0.5 to 2.5 meters were uncovered and partially opened up. Most showings are situated within the North and Central BIF-bearing Zones, but some lie to the north of these zones. BIFs in all zones commonly contain disseminated sulphides and magnetite and locally up to 3 by 25 centimeter lenses of massive sulphide. Showings numbered 3, 8, 11 and 12 are on strike to previously examined gold showings coined Delbridge, Blacksmith, Orion and Dominion. The stripped areas at the new showings range in size from about 100 to 1500 square meters and in total at least 5,000 square meters were stripped.

Initial litho-geochemical sampling was conducted and the continuous channel, chip and grab samples collected were forwarded for assaying to an accredited laboratory. Additional work will include more stripping and sampling at regular intervals across the exposed BIFs. Geological mapping, prospecting for mineralized outcrops and further structural, mineralogical and petrological studies of uncovered areas are planned in all BIF-bearing zones.

Further information will be issued when assay results from the chip, grab and channel sampling are received and analyzed.

KALNICA-SELEC URANIUM PROJECT, SLOVAKIA

Work continues on Ultra's Kalnica-Selec Uranium property in Slovakia. Ultra is in the process of finalizing digitization of results from all the work done on the Kalnica-Selec uranium property in the 1970's & 1980's by state run Uranovy Prieskum State Enterprise (UP). Also, Ultra's geologists are presently conducting a surface examination of the additional property areas acquired to the South and Southwest of Kalnica-Selec.

This news release has been reviewed and approved for technical disclosure by Dr. Boris Molak, PhD, P.Geo, a consulting geologist and Qualified Person.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President & CEO

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
January 8, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

ORBIT AND CRACKINGSTONE URANIUM PROJECTS, URANIUM CITY, SASK. AIRBORNE SURVEY RESULTS

Ultra Uranium Corp. ("Ultra") **(TSX.V-ULU)** is pleased to announce further developments from exploration programs at the Orbit-Crakingstone Uranium Projects located near Uranium City, Saskatchewan. Ultra and joint venture parties International Montoro Resources ("Montoro") (TSX.V-IMT) and Belmont Resources Inc. ("Belmont") (TSX.V-BEA) have concluded that the Project areas have significant potential for discovering new uranium mineralization. Their recent airborne radiometric and magnetic survey program covered a total area of 12,091 ha, and consisted of 1,391 line km of 100 meter flight line spacing. The 100 meter line spacing with low altitude and low survey speed of the helicopter-borne system provided exceptional resolution and sensitivity, and has identified numerous NE-SW radiometric anomalies in the northwest and southeast portion of the property. Many of these new radiometric anomaly areas have had no previous exploration work. The companies are awaiting assay results from 290 channel and grab samples taken from 25 known uranium showings on the Orbit-Crackingstone property this past summer. Samples were submitted to the Saskatchewan Research Lab in Saskatoon, with results expected soon.

AIRBORNE SURVEY HIGHLIGHTS

The Orbit Fault Zone is a major NE-SW structural feature crossing through the property with a strike length of over 15 km. The airborne survey has identified a total of four major uranium anomaly trends to the NW of this fault having linear strike distances of 1 to 4.5 km long. The first area is located east of Orbit Bay, and has a strike length of 4 km. A second uranium anomaly trend is located just north of Orbit Bay and also has a strike length of 4 km. A third uranium anomaly trend is located north, west and northwest of Showing #1451 (Beck #44 from L.S. Beck report "Uranium Deposits of the Athabasca Region") at Augier Lake. Other significant uranium anomalies are located to the west and north of this showing. A fourth significant uranium anomaly trend of over 4.5 km in length is located along the west flank of the Orbit Fault near its northeast extension on the property. Some of the strongest uranium anomaly trends are located on the southeast portion of the property around the original Crackingstone claim area, where over 18 significant uranium showings occur.

Ultra has the right to earn a 65% interest in the Orbit uranium property by paying Montoro and Belmont a total of $150,000 cash, issuing 175,000 common shares and completing $2 million in exploration expenditures over three years. Ultra has already met its first year's spending commitment of $300,000. After earning a 65% interest in the Orbit uranium property, Ultra will have a first right of refusal on the remaining 35%.

Also, upon Ultra earning a 65% interest in the Orbit uranium property, it will have the right to acquire a 65% interest in the adjoining Crackingstone uranium property. To acquire that interest Ultra must either incur three times the amount of exploration and development expenditures incurred by the vendors within four years or incur a combination of exploration and development expenses and payments at Ultra's option for an equivalent amount. Ultra's right to earn into Crackingstone uranium property is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit uranium property.

This news release was reviewed and approved for technical disclosure by Raymond Bernatchez, P. Eng. an independent qualified person under NI 43-101.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond W. Roland
President & CEO

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**	www.ultrauranium.com
February 4, 2008	12g3-2(b): 82-1669
Tel: 604.682.7159	Standard & Poor's Listed
Toll Free: 1.888.880.2288	IR@ultrauranium.com

SAMPLING RESULTS UP TO 1.24% U3O8 ON CRACKINGSTONE/ORBIT CLAIMS, URANIUM CITY, SASK.

Ultra Uranium Corp. ("Ultra") **(TSX.V-ULU)** is pleased to announce the sample assay results from the summer exploration program on historical uranium occurrences on the Crackingstone-Orbit properties, Uranium City, Saskatchewan. Ultra and its joint venture partners International Montoro Resources Inc. ("IMT" on TSX.V) and Belmont Resources Inc. ("BEA" on TSX.V) have confirmed additional presence of strong uranium mineralization at several showings. These sample results and the recent airborne magnetic and radiometric surveys will be utilized for defining the drill program planned for the first quarter of 2008.

The summer program consisted of 278 channel and 12 grab samples from 18 of 32 known uranium showings. All samples contained uranium values. Two of the showings, **Beck #236** and **Beck #183** had spectrometer readings over 65,350 cps (beyond instrument limits). Some of the highest assays were obtained from **Beck 94 (1.24% U3O8)**, **Beck 110** (0.132% U3O8), **Beck 183** (0.12% U3O8), **Beck 44** (0.75% U3O8) and **Beck 89** (0.81% U3O8). A total of 81 of the 290 samples assayed over 75 ppm uranium (>0.009% U3O8), 34 samples over 500 ppm uranium (>0.059% U3O8), 21 samples over 1000 ppm uranium (>0.12% U3O8), and 5 samples over 5000 ppm uranium (>0.59% U3O8).

Conversion factor: multiply ppm uranium x 1.1792, then to convert to ppm U3O8, divide by 10,000 = % U3O8

<u>CRACKINGSTONE CLAIMS – 982 ha</u>

Beck 94 –near the intersection of Crackingstone & Boom Lake Faults
The highest assay was taken from Beck 94, grab sample # 123845, which returned 10,500 ppm uranium (12,381 ppm U3O8 or 1.24% U3O8). Three additional samples from this showing returned the following assays: chip sample # 123843 - 0.47% U3O8 across 0.25 meters, chip sample # 825910 – 0.34% U3O8 across 0.25 meters, and grab sample #825905 – 0.13% U308. In the later 1960s, Mukta (Canada) Ltee. drilled Hole # 230-10 under this showing returning an assay of 0.72% U3O8 over 5.1 feet. Also, 3 channel samples taken by Mukta assayed 3.11% U3O8 over 1.0 foot, 1.09% U3O8 over 1.1 feet and 0.90% U3O8 over 1.2 feet. The uranium mineralization may extend northward beneath a swampy area, based on observations noted this summer, towards showings Beck **233, 236** and **237**. No drilling has been carried out northward into this area. These historical results have not been confirmed by Ultra and are not NI 43-101 compliant. Part of the 2008 drilling program will test the uranium potential of these showings.

Beck 236 (Rix 104) - adjacent to the Crackingstone Fault
Sample # 825901 from this showing assayed 0.56% U3O8. This showing is on strike with to the northeast with Beck 232 and with Beck 233, Beck 94, Rix 57 and 58 to the southwest and along the Boom Lake fault. All of the above showings are located along a series of uranium anomalies along this fault.

Beck 110 –west of Adit #7, between Spot Lake & Boom Lake Faults, north of the Crackingstone fault.
single sample # 123674 from here assayed 0.132% U3O8. Historical drill core intersections of up to 15.6% U308 and two bulk samples (46 ton and 6.5 ton) assayed 0.5% uranium. A sample #336915 taken

from the #7 Adit during the 2006 property visit assayed 6.54% uranium.

Rix #57 and #58
This showing consists of a 5 to 10 meters wide ridge of uranium bearing massive and brittle quartzite. Yellow staining can be observed on outcrop within fractures and breccia zones for over 300 to 400 feet along the ridge. The 2007 exploration program confirmed a previous notation of strong spectrometer readings (up to 13,000cps) northward from Rix 58. This showing appears to be on strike southwestward from showing Beck 94.

ORBIT CLAIMS - 11,109 ha

Beck 183 - Kaput Lake Area
A grab sample # 123822 from the Kaput Lake showing, assayed 0.12% U3O8. A spectrometer reading of 65,350+ cps was obtained from one of the pits on this showing. This showing is located west and adjacent to a 1 km long NE trending airborne uranium anomaly. This anomaly is also located adjacent to the Spot Lake Fault which hosts several uranium showing to the southwest and northeast.

Beck 44 –Sask. Mineral Index ("SMI" # 1451) - Augier Lake Showing and Shaft
The summer program identified three parallel radioactive zones at this location. Two of the zones were sampled. Three samples returned the following assays: representative grab sample # 123616 – 0.23% U3O8, grab sample # 123618 – 0.75% U3O8, and chip sample # 123623 – 0.40% U3O8. This showing is coincident with one of the 2007 airborne radiometric anomalies. Much larger and stronger uranium anomalies were detected west, northwest, north and northeast of this showing. In 1951, Orbit Uranium Development obtained two additional grab samples from the main zone assaying 2.85% and 2.88 % U3O8. Two of the zones were traced on strike for 500 feet (1951-52). The main showing was drill tested along a strike length of 2400 feet with 11 shallow diamond drill holes. A shaft was sunk on the main east zone in 1959 and 15 tons of unreported grade was shipped to a local mill. Orbit Uranium Developments Ltd took 9 channel samples along 131 feet of the main vein that averaged 0.53% U3O8 across 2.2 feet. These historical figures are not confirmed by Ultra and are not NI 43-101 compliant.

Beck 89 -SMI # 1454 -Near north shore of Orbit Bay
Two samples from this showing assayed as follows: a chip sample # 123700 – 0.81% U3O8 and a second chip sample # 123833 – 0.80% U3O8. Orbit Uranium Development Limited (1951) reported 21 small selected grab samples containing veined pitchblende assaying from 2.42% U3O8 to 22.12% U3O8. Two more samples taken by Orbit Uranium from pegmatites located 800 feet to the west of this showing, assayed 0.18 % U3O8 and 0.13 % U3O8. They concluded that the pegmatitic zone has a potential for the discovery of a large tonnage low grade deposit. These historical figures were not confirmed by Ultra and are not NI 43-101 compliant, however the 2007 airborne radiometric survey has identified a significant Uranium anomaly coincident with the pegmatite showing.

SUMMARY CONCLUSIONS

The results from the limited 2007 channel sampling program, has confirmed the presence of strong uranium mineralization at several showings. They are the Augier Lake showing (**Beck 44** -SMI # 1451), **Beck 94** showing and **Beck 89** -SMI # 1454 located in the southwest portion of the property on the north shore of Orbit Bay.

The 2007 exploration sampling and airborne radiometric and magnetic survey program has identified and confirmed many uranium targets requiring follow-up evaluation for their uranium potential, especially in the East-West trending Crackingstone fault around Beck 94, the Orbit Bay area and west, northwest, north and northeast of Augier Lake (SMI# 1451).

All samples were processed at the Saskatchewan Research Lab in Saskatoon, Saskatchewan.

Ultra has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project. Upon earning a 65% interest in the Orbit Uranium Project, Ultra will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, Ultra will pay total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 are to occur in the first year. Upon Ultra earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed with the parties contributing to exploration and development in their respective interests. Ultra will be the operator and has a right of first refusal on the remaining 35%.

Upon Ultra earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest Ultra will either incur three times the amount of exploration and development expenditures incurred within four years or incur a combination of exploration and development expenses and payments in shares and/or cash (at Ultra's option) for an equivalent amount.

Ultra's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit Uranium Project.

The technical disclosure in this news release was reviewed and approved by Raymond A. Bernatchez, P.Eng., Consulting Geologist, an independent qualified person under NI 43-101.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond W. Roland
President & CEO

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
February 26, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

ORBIT AND CRACKINGSTONE URANIUM PROJECTS, RADON GAS SURVEY RESULTS

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce the results of a radon gas survey around the intersection point of the Crackingstone and Boom Lake Faults of the Orbit and Crackingstone properties near Uranium City, Saskatchewan.

The radon gas survey method was utilized to detect potential uranium mineralization buried in overburden areas located in proximity to the intersection of the Boom Lake and Crackingstone faults on the Crackingstone claim S-108022.

The radon gas survey consisted of collecting a total of 93 samples along portions of the grid lines covering approximately 4.65 km of grid lines at 50-meter sample intervals in the area of these and other local fault intersections. Radon content of the samples was measured using a Pylon Electronics Inc. Model AB-5 Portable Radiation Monitor used with a Pylon Model WG1001 Vacuum Water Degassing System to remove the radon from the sample. Radon counts ranged from 10 cpm to 5540 cpm (counts per minute). Background values ranged from 10 to 100ppm. Any value over 100 cpm was considered as anomalous. Sample material consisted of muck, soil, clay and water collected from the low lying swampy areas and the soil–clay overburden areas.

The radiometric anomaly trends coincide with east-west, northwest and northeast oriented structural features such as faults and shear zones. Very anomalous radon gas counts were obtained immediately west of Beck 94 coincident with the Boom Lake Fault, northeast, southeast, southwest and northwest of Beck 236. Anomalous radon gas counts were obtained east, west and north of Beck 44 adit, where, in 2006, a grab sample containing 7.72% U_3O_8 was obtained. The results of this survey will be on Ultra's web site at (www.ultrauranium.com).

The results of the ground electromagnetic and magnetic survey (winter of 2006) airborne magnetic and radiometric survey (Fall of 2007) have confirmed all of the previously known uranium showings. The summer 2007 channel sampling program evaluated some of these known showings. Numerous other uranium showings from old reports remain to be evaluated. The recent detailed airborne survey has also identified several untested strong radiometric trends. Follow-up exploration work is strongly recommended on these radiometric anomalies.

Past exploration efforts were successful in finding uranium ore bodies along the St. Louis and Black Bay faults. The Crackingstone fault is considered to be the westerly extension of the St. Louis Fault. The Crackingstone fault appears to extend west southwesterly through the southern portion of the Orbit and Crackingstone properties. It has been well established that much of the uranium mineralization in the Archean basement rocks in the Beaverlodge area is strongly associated with these fault structures. There

are at least 18 known major uranium occurrences on the Crackingstone claim S-108022, which were identified between 1949 and 1968.

Ultra has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project. Upon earning a 65% interest in the Orbit Uranium Project, Ultra will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, Ultra must pay a total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. The minimum exploration expenditure requirement in year one has already been exceeded by Ultra. Upon Ultra earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed with the parties contributing to exploration and development in their respective interests. Ultra will be the operator and has a right of first refusal on the remaining 35%.

Upon Ultra earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest Ultra will either incur three times the amount of exploration and development expenditures incurred within four years or incur a combination of exploration and development expenses and payments.

Ultra's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit Uranium Project.

The technical disclosure in this news release was reviewed and approved by Raymond A. Bernatchez, P.Eng., Consulting Geologist, an independent qualified person under NI 43-101.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks
Director

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Raymond Roland, President
Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC V6C 3B2
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
Ray@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
March 3, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
Ray@ultrauranium.com

GWYN LAKE GOLD PROPERTY EXPLORATION

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to report on new exploration results from its Gwyn Lake Gold property in the Beardmore-Geraldton Gold Belt in the Thunder Bay mining area of Ontario. The Gwyn Lake Gold property is host to greenstone belt style gold mineralization located within banded iron formations.

The exploration program included cutting a 5.2 kilometers long access road, more than 8,000 square meters of stripping and litho-geochemical sampling. The new access road cuts across the geological structure and during the cutting of this new road 15 new locations and showings with potential to contain gold mineralization were uncovered and stripped. Showings include one or multiple banded iron formations and quartz veins and stringers with disseminated sulphidic mineralization.

The newly discovered showings lie within and/or to the north of the previously located banded iron formation zones. The banded iron formations are exposed along strike for up to several hundred meters long and 0.5 to 2.5 meters wide. Most contain visible sulphidic mineralization and locally small lenses of massive sulphide. Some newly found occurrences lie on strike to the previously identified gold showings named Delbridge, Blacksmith, Orion and Dominion.

The 2007 sampling program included continuous channel, chip and grab samples from the banded iron formation, shear zones and veins. Samples were sent to Accurassay Laboratories in Thunder Bay and results include those listed below.

Showing #	Au (ppb)	Ag (ppm)	True Width (m)	Sample type	Host rock
2	1937	<2		Grab	SV, QS
2	536	<2		Grab	QV, CA
4	710	5.06		Grab	QV
4	295	2.26	0.4	CCH	QV
8	5140	9.59		Grab	QV
8	1298	<2	0.5	CCH	BIF
11	<5	228.6	0.75	CCH	SV
12	7370	1.5	0.05	CH	BIF, MS
12	3570	0.8	0.5	CCH	BIF
12	2752	<2	0.9	CCH	BIF, CA
12	2232	<2	1.3	CCH	BIF, SV
12	1943	<2	0.85	CCH	BIF, QV
12	1797	<2	0.83	CCH	BIF, QV, CA
12	1698	<2	0.2	CCH	BIF
12	1338	<2	1.2	CCH	BIF, QV, CA
12	1337	<2	0.55	CCH	BIF, QV
12	1207	<2	0.75	CCH	BIF, CA

(abbreviations: sv – sheared volcanics; qs – quartz stringer; qv – quartz vein; bif – banded iron formation; ca – carbonate; ms – massive sulphide; cch – continued channel; ch – Chip)

Based on work to date, showing # 12 has the best potential to contain notable gold mineralization. It appears to be an extension of the historical Dominion Zone that is exposed a few hundred meters to the west-southwest.

Future work on the Gwyn Lake Gold property will include additional stripping and sampling at regular intervals across the banded iron formations, geological mapping, prospecting for mineralized outcrops and further structural, mineralogical and petrologic studies. Special attention will be paid to the southernmost in the showing # 12, where further stripping and detailed sampling will be conducted.

The Beardmore-Geraldton Gold Belt is well known for its extensive mining history, with 19 previously operated gold mines in the area having reportedly produced over 4 million ounces of gold. Extensive exploration activity is currently taking place in the broader area of the Gwyn Lake Gold property.

To acquire a 100% interest in the Gwyn Lake Property, Ultra Uranium must make cash payments totalling $75,000 over 4 years, issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for an additional $1,000,000. The Gwyn Lake Gold property consists of 77 claims units (1,232 hectares).

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

This news release was reviewed and approved for technical disclosure by Dr. Bohumil (Boris) Molak, P.Geo, a consulting geologist and qualified person.

ULTRA URANIUM CORP.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks
Director

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Raymond Roland, President
Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC V6C 3B2
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
Ray@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
March 7, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
ray@ultrauranium.com

WARRANT AMENDMENT

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) announces that in light of current market conditions, it is applying to the TSX Venture Exchange to amend the terms of 3,000,000 outstanding warrants of its $1.20 private placement to reduce the exercise price from $1.80 to $0.36. As well, pursuant to Exchange policy, the exercise period of the warrants will be shortened to a period of 30 days if, for ten consecutive trading days, (the "Premium Trading Days") the closing price of Ultra's shares exceeds $0.45. The 30 day period will commence seven calendar days after the tenth Premium Trading Day. The warrant amendment is subject all warrant holders consenting to the amendment and to TSX Venture Exchange acceptance for filing.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Douglas Brooks"*
Douglas Brooks
Director

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Raymond Roland, President
Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC V6C 3B2
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
ray@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
April 15, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

FIRST DIAMOND DRILL HOLE NEARS COMPLETION ON THE CRACKINGSTONE PROPERTY, URANIUM CITY, SASK.

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce that the first diamond drill hole has been drilled to 83 metres and is expected to complete near 150 metres at the Crackingstone Uranium Project located 8 km west of Uranium City, Saskatchewan. Ultra has been advised that the Phase One is a, 30 hole minimum, 3,000 meter program. A detailed map outlining the location of the drill holes, known uranium occurrences, radon gas anomalies and trace lines of the fault zones can be viewed at the Ultra's web site at www.ultrauranium.com. The objective of this drilling program is to explore the uranium potential of the Boom Lake Fault located on Crackingstone claim number S-108022. The spring 2008 drilling program will test a 1.5 km section of the Boom Lake Fault north and south of Beck 94.

A number of key initiatives have been completed at the Crackingstone Uranium Project including a NI 43-101 report, a preliminary report outlining development recommendations, mapping, line cutting, ground geophysics, soil sampling, grab and channel sampling, a radon gas survey, and airborne radiometric and magnetic surveys. These development programs were instrumental in defining the Phase One diamond this drill program. Past uranium production in the area came from four primary areas; the Cinch, Lorado, Rix Smitty and Leonard deposits. The Cinch Lake and Rix Smitty mines have reportedly produced a total 1,869,000 pounds of U308.

Progress reports and assay results will be released as they are received by the Ultra.

Ultra has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project. Upon earning a 65% interest in the Orbit Uranium Project, Ultra will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, Ultra will pay total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 are to occur in the first year. Upon Ultra earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed with the parties contributing to exploration and development in their respective interests. Ultra will be the operator and has a right of first refusal on the remaining 35%.

Upon Ultra earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest Ultra will either incur three times the amount of exploration and development expenditures incurred within four years or incur a combination of exploration and development expenses and payments in shares and/or cash (at Ultra's option) for an equivalent amount.

Ultra's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit Uranium Project.

Ultra is a Canadian exploration and development company primarily engaged in the acquisition, exploration and development of uranium properties. Ultra's principal asset is its 100% ownership of the Kalnica-Selec uranium deposits located in Western Slovakia where extensive historical exploration and development have resulted in near term production potential.

Ultra also has interests in Gold/Silver exploration assets in Ontario and has also acquired 100% of the Buck Lake platinum, palladium, and nickel property located approximately 25 kilometers from the Lac des Isles platinum/palladium mine near Thunder Bay, Ontario.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President & CEO

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Raymond Roland, President
Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC V6C 3B2
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
ray@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
April 30, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

AIRBORNE SURVEY COMPLETE ON ORBIT URANIUM PROPERTY, SASKATCHEWAN

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce the completion of an airborne magnetic / electromagnetic survey over the Orbit Uranium project located 8 km SW of Uranium City, Saskatchewan. This survey consisted of 1319 line km using the Aerotem IV system, which is the newest and highest power airborne survey equipment available. It is expected that results of this survey will be received and interpreted in approximately eight (8) weeks. This survey will assist in defining targets of interest in this uranium region, which is adjacent to the Crackingstone Uranium project. The Crackingstone Uranium project has a 3000 meter diamond drill program underway. Hole #1 was drilled to a depth of 155 metres as anticipated and four additional holes have also been successfully completed. The drill program is expected to be finalized in June.

Ultra has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project. Upon earning a 65% interest in the Orbit Uranium Project, Ultra will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, Ultra will pay total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 required in the first year have been incurred. Upon Ultra earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed with the parties contributing to exploration and development in their respective interests. Ultra will be the operator and has a right of first refusal on the remaining 35%.

Upon Ultra earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest Ultra will either incur three times the amount of exploration and development expenditures incurred within four years or incur a combination of exploration and development expenses and payments in shares and/or cash (at Ultra's option) for an equivalent amount.

Ultra's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit Uranium Project.

This news release was reviewed and approved for technical disclosure by Raymond A. Bernatchez, P. Eng., Consulting Geologist, an independent qualified person under NI 43-101.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Raymond Roland, President
Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC V6C 3B2
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
ray@ultrauranium.com
www.ultrauranium.com

#02-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 19, 2007

Item 3. **News Release**

News Release dated December 19, 2007 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of an exploration program on its Gwyn Lake Gold Project.

The Issuer also gives an update on its Kalnica-Selec Uranium project.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report on the exploration program just completed on its Gwyn Lake gold project located in the Beardmore-Geraldton Gold Belt near Thunder Bay, Ontario. The Beardmore-Geraldton Gold Belt has a successful and extensive mining history. Past mines reportedly produced over 4 million ounces of gold. Currently, extensive exploration in the area is being conducted by several companies.

The Issuer's Gwyn Lake project consists of 77 claims units covering 1,232 hectares hosting greenstone belt style gold mineralization localized within banded iron formations ("BIF"). During previous exploration, North, Central and South BIF-bearing zones were distinguished on the property.

Exploration benefited from a 225 CAT excavator cutting a new access route through only slightly explored areas of the property. More than three kilometers

of new trail opened up access to the BIF zones. The trail crosses the geological structure and 13 new showings with single and/or multiple BIFs ranging in thickness from 0.5 to 2.5 meters were uncovered and partially opened up. Most showings are situated within the North and Central BIF-bearing Zones, but some lie to the north of these zones. BIFs in all zones commonly contain disseminated sulphides and magnetite and locally up to 3 by 25 centimeter lenses of massive sulphide. Showings numbered 3, 8, 11 and 12 are on strike to previously examined gold showings coined Delbridge, Blacksmith, Orion and Dominion. The stripped areas at the new showings range in size from about 100 to 1500 square meters and in total at least 5,000 square meters were stripped.

Initial litho-geochemical sampling was conducted and the continuous channel, chip and grab samples collected were forwarded for assaying to an accredited laboratory. Additional work will include more stripping and sampling at regular intervals across the exposed BIFs. Geological mapping, prospecting for mineralized outcrops and further structural, mineralogical and petrological studies of uncovered areas are planned in all BIF-bearing zones.

Further information will be issued when assay results from the chip, grab and channel sampling are received and analyzed.

KALNICA-SELEC URANIUM PROJECT, SLOVAKIA

Work continues on the Issuer's Kalnica-Selec Uranium property in Slovakia. The Issuer is in the process of finalizing digitization of results from all the work done on the Kalnica-Selec uranium property in the 1970's & 1980's by state run Uranovy Prieskum State Enterprise (UP). Also, the Issuer's geologists are presently conducting a surface examination of the additional property areas acquired to the South and Southwest of Kalnica-Selec.

This news release has been reviewed and approved for technical disclosure by Dr. Boris Molak, PhD, P.Geo, a consulting geologist and Qualified Person.

The Issuer's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on the Issuer can be accessed at www.ultrauranium.com.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of December, 2007

"Raymond Roland"
Raymond Roland, President

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 08, 2008

Item 3. **News Release**

News Release dated January 08, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces further developments from exploration programs at the Orbit-Crackingstone Uranium Projects located near Uranium City, Saskatchewan including airborne survey highlights.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce further developments from exploration programs at the Orbit-Crackingstone Uranium Projects located near Uranium City, Saskatchewan. The Issuer and joint venture parties International Montoro Resources ("Montoro") (TSX.V-IMT) and Belmont Resources Inc. ("Belmont") (TSX.V-BEA) have concluded that the Project areas have significant potential for discovering new uranium mineralization. Their recent airborne radiometric and magnetic survey program covered a total area of 12,091 ha, and consisted of 1,391 line km of 100 meter flight line spacing. The 100 meter line spacing with low altitude and low survey speed of the helicopter-borne system provided exceptional resolution and sensitivity, and has identified numerous NE-SW radiometric anomalies in the northwest and southeast portion of the property. Many of these new radiometric anomaly areas have had no previous exploration work. The companies are awaiting assay results from 290 channel and grab samples taken from 25 known uranium showings on the Orbit-Crackingstone property this past summer. Samples were submitted to the Saskatchewan Research Lab in Saskatoon,

with results expected soon.

AIRBORNE SURVEY HIGHLIGHTS

The Orbit Fault Zone is a major NE-SW structural feature crossing through the property with a strike length of over 15 km. The airborne survey has identified a total of four major uranium anomaly trends to the NW of this fault having linear strike distances of 1 to 4.5 km long. The first area is located east of Orbit Bay, and has a strike length of 4 km. A second uranium anomaly trend is located just north of Orbit Bay and also has a strike length of 4 km. A third uranium anomaly trend is located north, west and northwest of Showing #1451 (Beck #44 from L.S. Beck report "Uranium Deposits of the Athabasca Region") at Augier Lake. Other significant uranium anomalies are located to the west and north of this showing. A fourth significant uranium anomaly trend of over 4.5 km in length is located along the west flank of the Orbit Fault near its northeast extension on the property. Some of the strongest uranium anomaly trends are located on the southeast portion of the property around the original Crackingstone claim area, where over 18 significant uranium showings occur.

The Issuer has the right to earn a 65% interest in the Orbit uranium property by paying Montoro and Belmont a total of $150,000 cash, issuing 175,000 common shares and completing $2 million in exploration expenditures over three years. The Issuer has already met its first year's spending commitment of $300,000. After earning a 65% interest in the Orbit uranium property, the Issuer will have a first right of refusal on the remaining 35%.

Also, upon the Issuer earning a 65% interest in the Orbit uranium property, it will have the right to acquire a 65% interest in the adjoining Crackingstone uranium property. To acquire that interest the Issuer must either incur three times the amount of exploration and development expenditures incurred by the vendors within four years or incur a combination of exploration and development expenses and payments at the Issuer's option for an equivalent amount. The Issuer's right to earn into Crackingstone uranium property is exercisable for a period of one year after the latest date for the Issuer to earn its interest in the Orbit uranium property.

This news release was reviewed and approved for technical disclosure by Raymond Bernatchez, P. Eng. an independent qualified person under NI 43-101.

The Issuer's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on the Issuer can be accessed at www.ultrauranium.com.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of January, 2008

"Raymond Roland"
Raymond Roland, President

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

February 4, 2008

Item 3. **News Release**

News Release dated February 4, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the sample assay results on historical uranium occurrences on the Crackingstone-Orbit properties, Uranium City, Saskatchewan. These sample results and the recent airborne magnetic and radiometric surveys will be utilized for defining the drill program planned for the first quarter of 2008.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce the sample assay results from the summer exploration program on historical uranium occurrences on the Crackingstone-Orbit properties, Uranium City, Saskatchewan. The Issuer and its joint venture partners International Montoro Resources Inc. ("IMT" on TSX.V) and Belmont Resources Inc. ("BEA" on TSX.V) have confirmed additional presence of strong uranium mineralization at several showings. These sample results and the recent airborne magnetic and radiometric surveys will be utilized for defining the drill program planned for the first quarter of 2008.

The summer program consisted of 278 channel and 12 grab samples from 18 of 32 known uranium showings. All samples contained uranium values. Two of the showings, **Beck #236** and **Beck #183** had spectrometer readings over 65,350 cps (beyond instrument limits). Some of the highest assays were obtained from **Beck 94 (1.24% U3O8)**, **Beck 110** (0.132% U3O8), **Beck 183** (0.12% U3O8), **Beck 44** (0.75% U3O8) and **Beck 89** (0.81% U3O8). A total of 81 of the 290 samples

assayed over 75 ppm uranium (>0.009% U3O8), 34 samples over 500 ppm uranium (>0.059% U3O8), 21 samples over 1000 ppm uranium (>0.12% U3O8), and 5 samples over 5000 ppm uranium (>0.59% U3O8).

Conversion factor: multiply ppm uranium x 1.1792, then to convert to ppm U3O8, divide by 10,000 = % U3O8

CRACKINGSTONE CLAIMS – 982 ha

Beck 94 –near the intersection of Crackingstone & Boom Lake Faults
The highest assay was taken from Beck 94, grab sample # 123845, which returned 10,500 ppm uranium (12,381 ppm U3O8 or 1.24% U3O8). Three additional samples from this showing returned the following assays: chip sample # 123843 - 0.47% U3O8 across 0.25 meters, chip sample # 825910 – 0.34% U3O8 across 0.25 meters, and grab sample #825905 – 0.13% U308. In the later 1960s, Mukta (Canada) Ltee. drilled Hole # 230-10 under this showing returning an assay of 0.72% U3O8 over 5.1 feet. Also, 3 channel samples taken by Mukta assayed 3.11% U3O8 over 1.0 foot, 1.09% U3O8 over 1.1 feet and 0.90% U3O8 over 1.2 feet. The uranium mineralization may extend northward beneath a swampy area, based on observations noted this summer, towards showings Beck **233, 236** and **237**. No drilling has been carried out northward into this area. These historical results have not been confirmed by the Issuer and are not NI 43-101 compliant. Part of the 2008 drilling program will test the uranium potential of these showings.

Beck 236 (Rix 104) - adjacent to the Crackingstone Fault
Sample # 825901 from this showing assayed 0.56% U3O8. This showing is on strike with to the northeast with Beck 232 and with Beck 233, Beck 94, Rix 57 and 58 to the southwest and along the Boom Lake fault. All of the above showings are located along a series of uranium anomalies along this fault.

Beck 110 –west of Adit #7, between Spot Lake & Boom Lake Faults, north of the Crackingstone fault.
single sample # 123674 from here assayed 0.132% U3O8. Historical drill core intersections of up to 15.6% U308 and two bulk samples (46 ton and 6.5 ton) assayed 0.5% uranium. A sample #336915 taken from the #7 Adit during the 2006 property visit assayed 6.54% uranium.

Rix #57 and #58
This showing consists of a 5 to 10 meters wide ridge of uranium bearing massive and brittle quartzite. Yellow staining can be observed on outcrop within fractures and breccia zones for over 300 to 400 feet along the ridge. The 2007 exploration program confirmed a previous notation of strong spectrometer readings (up to 13,000cps) northward from Rix 58. This showing appears to be on strike southwestward from showing Beck 94.

ORBIT CLAIMS - 11,109 ha

Beck 183 - Kaput Lake Area

A grab sample # 123822 from the Kaput Lake showing, assayed 0.12% U3O8. A spectrometer reading of 65,350+ cps was obtained from one of the pits on this showing. This showing is located west and adjacent to a 1 km long NE trending airborne uranium anomaly. This anomaly is also located adjacent to the Spot Lake Fault which hosts several uranium showing to the southwest and northeast.

Beck 44 –Sask. Mineral Index ("SMI" # 1451) - Augier Lake Showing and Shaft

The summer program identified three parallel radioactive zones at this location. Two of the zones were sampled. Three samples returned the following assays: representative grab sample # 123616 – 0.23% U3O8, grab sample # 123618 – 0.75% U3O8, and chip sample # 123623 – 0.40% U3O8. This showing is coincident with one of the 2007 airborne radiometric anomalies. Much larger and stronger uranium anomalies were detected west, northwest, north and northeast of this showing. In 1951, Orbit Uranium Development obtained two additional grab samples from the main zone assaying 2.85% and 2.88 % U3O8. Two of the zones were traced on strike for 500 feet (1951-52). The main showing was drill tested along a strike length of 2400 feet with 11 shallow diamond drill holes. A shaft was sunk on the main east zone in 1959 and 15 tons of unreported grade was shipped to a local mill. Orbit Uranium Developments Ltd took 9 channel samples along 131 feet of the main vein that averaged 0.53% U3O8 across 2.2 feet. These historical figures are not confirmed by the Issuer and are not NI 43-101 compliant.

Beck 89 -SMI # 1454 -Near north shore of Orbit Bay

Two samples from this showing assayed as follows: a chip sample # 123700 – 0.81% U3O8 and a second chip sample # 123833 – 0.80% U3O8. Orbit Uranium Development Limited (1951) reported 21 small selected grab samples containing veined pitchblende assaying from 2.42% U3O8 to 22.12% U3O8. Two more samples taken by Orbit Uranium from pegmatites located 800 feet to the west of this showing, assayed 0.18 % U3O8 and 0.13 % U3O8. They concluded that the pegmatitic zone has a potential for the discovery of a large tonnage low grade deposit. These historical figures were not confirmed by the Issuer and are not NI 43-101 compliant, however the 2007 airborne radiometric survey has identified a significant Uranium anomaly coincident with the pegmatite showing.

SUMMARY CONCLUSIONS

The results from the limited 2007 channel sampling program, has confirmed the presence of strong uranium mineralization at several showings. They are the Augier Lake showing (**Beck 44** -SMI # 1451), **Beck 94** showing and **Beck 89** -SMI # 1454 located in the southwest portion of the property on the north shore of Orbit Bay.

The 2007 exploration sampling and airborne radiometric and magnetic survey program has identified and confirmed many uranium targets requiring follow-up evaluation for their uranium potential, especially in the East-West trending Crackingstone fault around Beck 94, the Orbit Bay area and west, northwest, north and northeast of Augier Lake (SMI# 1451).

All samples were processed at the Saskatchewan Research Lab in Saskatoon, Saskatchewan.

The Issuer has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project. Upon earning a 65% interest in the Orbit Uranium Project, the Issuer will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, the Issuer will pay total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 are to occur in the first year. Upon the Issuer earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed with the parties contributing to exploration and development in their respective interests. The Issuer will be the operator and has a right of first refusal on the remaining 35%.

Upon the Issuer earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest the Issuer will either incur three times the amount of exploration and development expenditures incurred within four years or incur a combination of exploration and development expenses and payments in shares and/or cash (at the Issuer's option) for an equivalent amount.

The Issuer's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for the Issuer to earn its interest in the Orbit Uranium Project.

The technical disclosure in this news release was reviewed and approved by Raymond A. Bernatchez, P.Eng., Consulting Geologist, an independent qualified person under NI 43-101.

The Issuer's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on the Issuer can be accessed at www.ultrauranium.com.

Item 6. <u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of February, 2008

"Douglas B. Brooks"
Douglas B. Brooks, Director

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

SEC Mail Processing Section
MAY 30 2008
Washington, DC
101

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

February 26, 2008

Item 3. **News Release**

News Release dated February 26, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results of a radon gas survey around the intersection point of the Crackingstone and Boom Lake Faults of the Orbit and Crackingstone properties near Uranium City, Saskatchewan.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce the results of a radon gas survey around the intersection point of the Crackingstone and Boom Lake Faults of the Orbit and Crackingstone properties near Uranium City, Saskatchewan.

The radon gas survey method was utilized to detect potential uranium mineralization buried in overburden areas located in proximity to the intersection of the Boom Lake and Crackingstone faults on the Crackingstone claim S-108022.

The radon gas survey consisted of collecting a total of 93 samples along portions of the grid lines covering approximately 4.65 km of grid lines at 50-meter sample intervals in the area of these and other local fault intersections. Radon content of the samples was measured using a Pylon Electronics Inc. Model AB-5 Portable Radiation Monitor used with a Pylon Model WG1001 Vacuum Water Degassing System to remove the radon from the sample. Radon counts ranged from 10 cpm to 5540 cpm (counts per minute). Background values ranged from 10 to 100 cpm. Any value over 100 cpm was considered as anomalous. Sample material consisted

of muck, soil, clay and water collected from the low lying swampy areas and the soil–clay overburden areas.

The radiometric anomaly trends coincide with east-west, northwest and northeast oriented structural features such as faults and shear zones. Very anomalous radon gas counts were obtained immediately west of Beck 94 coincident with the Boom Lake Fault, northeast, southeast, southwest and northwest of Beck 236. Anomalous radon gas counts were obtained east, west and north of Beck 44 adit, where, in 2006, a grab sample containing 7.72% U3O8 was obtained. The results of this survey will be on the Issuer's web site at (www.ultrauranium.com).

The results of the ground electromagnetic and magnetic survey (winter of 2006) airborne magnetic and radiometric survey (Fall of 2007) have confirmed all of the previously known uranium showings. The summer 2007 channel sampling program evaluated some of these known showings. Numerous other uranium showings from old reports remain to be evaluated. The recent detailed airborne survey has also identified several untested strong radiometric trends. Follow-up exploration work is strongly recommended on these radiometric anomalies.

Past exploration efforts were successful in finding uranium ore bodies along the St. Louis and Black Bay faults. The Crackingstone fault is considered to be the westerly extension of the St. Louis Fault. The Crackingstone fault appears to extend west southwesterly through the southern portion of the Orbit and Crackingstone properties. It has been well established that much of the uranium mineralization in the Archean basement rocks in the Beaverlodge area is strongly associated with these fault structures. There are at least 18 known major uranium occurrences on the Crackingstone claim S-108022, which were identified between 1949 and 1968.

The Issuer has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project. Upon earning a 65% interest in the Orbit Uranium Project, the Issuer will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, the Issuer must pay a total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. The minimum exploration expenditure requirement in year one has already been exceeded by the Issuer. Upon the Issuer earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed with the parties contributing to exploration and development in their respective interests. The Issuer will be the operator and has a right of first refusal on the remaining 35%.

Upon the Issuer earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest the Issuer will either incur three times

the amount of exploration and development expenditures incurred within four years or incur a combination of exploration and development expenses and payments.

The Issuer's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for the Issuer to earn its interest in the Orbit Uranium Project.

The technical disclosure in this news release was reviewed and approved by Raymond A. Bernatchez, P.Eng., Consulting Geologist, an independent qualified person under NI 43-101.

The Issuer's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on the Issuer can be accessed at www.ultrauranium.com.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of March, 2008

"Douglas B. Brooks"
Douglas B. Brooks, Director

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

March 3, 2008

Item 3. **News Release**

News Release dated March 3, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer reports on new exploration results from its Gwyn Lake Gold property in the Beardmore-Geraldton Gold Belt in the Thunder Bay mining area of Ontario.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report on new exploration results from its Gwyn Lake Gold property in the Beardmore-Geraldton Gold Belt in the Thunder Bay mining area of Ontario. The Gwyn Lake Gold property is host to greenstone belt style gold mineralization located within banded iron formations.

The exploration program included cutting a 5.2 kilometers long access road, more than 8,000 square meters of stripping and litho-geochemical sampling. The new access road cuts across the geological structure and during the cutting of this new road 15 new locations and showings with potential to contain gold mineralization were uncovered and stripped. Showings include one or multiple banded iron formations and quartz veins and stringers with disseminated sulphidic mineralization.

The newly discovered showings lie within and/or to the north of the previously located banded iron formation zones. The banded iron formations are exposed along strike for up to several hundred meters long and 0.5 to 2.5 meters wide.

Most contain visible sulphidic mineralization and locally small lenses of massive sulphide. Some newly found occurrences lie on strike to the previously identified gold showings named Delbridge, Blacksmith, Orion and Dominion.

The 2007 sampling program included continuous channel, chip and grab samples from the banded iron formation, shear zones and veins. Samples were sent to Accurassay Laboratories in Thunder Bay and results include those listed below.

Showing #	Au (ppb)	Ag (ppm)	True Width (m)	Sample type	Host rock
2	1937	<2		Grab	SV, QS
2	536	<2		Grab	QV, CA
4	710	5.06		Grab	QV
4	295	2.26	0.4	CCH	QV
8	5140	9.59		Grab	QV
8	1298	<2	0.5	CCH	BIF
11	<5	228.6	0.75	CCH	SV
12	7370	1.5	0.05	CH	BIF, MS
12	3570	0.8	0.5	CCH	BIF
12	2752	<2	0.9	CCH	BIF, CA
12	2232	<2	1.3	CCH	BIF, SV
12	1943	<2	0.85	CCH	BIF, QV
12	1797	<2	0.83	CCH	BIF, QV, CA
12	1698	<2	0.2	CCH	BIF
12	1338	<2	1.2	CCH	BIF, QV, CA
12	1337	<2	0.55	CCH	BIF, QV
12	1207	<2	0.75	CCH	BIF, CA

(abbreviations: sv – sheared volcanics; qs – quartz stringer; qv – quartz vein; bif – banded iron formation; ca – carbonate; ms – massive sulphide; cch – continued channel; ch – Chip)

Based on work to date, showing # 12 has the best potential to contain notable gold mineralization. It appears to be an extension of the historical Dominion Zone that is exposed a few hundred meters to the west-southwest.

Future work on the Gwyn Lake Gold property will include additional stripping and sampling at regular intervals across the banded iron formations, geological mapping, prospecting for mineralized outcrops and further structural, mineralogical and petrologic studies. Special attention will be paid to the southernmost in the showing # 12, where further stripping and detailed sampling will be conducted.

The Beardmore-Geraldton Gold Belt is well known for its extensive mining history, with 19 previously operated gold mines in the area having reportedly

produced over 4 million ounces of gold. Extensive exploration activity is currently taking place in the broader area of the Gwyn Lake Gold property.

To acquire a 100% interest in the Gwyn Lake Property, the Issuer must make cash payments totalling $75,000 over 4 years, issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. The vendor retains a 1% net smelter royalty (NSR), half (0.5%) of which can be purchased for an additional $1,000,000. The Gwyn Lake Gold property consists of 77 claims units (1,232 hectares).

The Issuer's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on the Issuer can be accessed at www.ultrauranium.com.

This news release was reviewed and approved for technical disclosure by Dr. Bohumil (Boris) Molak, P.Geo, a consulting geologist and qualified person.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of March, 2008

"Douglas B. Brooks"
Douglas B. Brooks, Director

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

March 7, 2008

Item 3. **News Release**

News Release dated March 7, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces its application to the TSX Venture Exchange to amend the terms of 3,000,000 outstanding warrants of its $1.20 private placement to reduce the exercise price from $1.80 to $0.36.

Item 5. **Full Description of Material Change**

The Issuer announces that in light of current market conditions, it is applying to the TSX Venture Exchange to amend the terms of 3,000,000 outstanding warrants of its $1.20 private placement to reduce the exercise price from $1.80 to $0.36. As well, pursuant to Exchange policy, the exercise period of the warrants will be shortened to a period of 30 days if, for ten consecutive trading days, (the "Premium Trading Days") the closing price of the Issuer's shares exceeds $0.45. The 30 day period will commence seven calendar days after the tenth Premium Trading Day. The warrant amendment is subject all warrant holders consenting to the amendment and to TSX Venture Exchange acceptance for filing.

The Issuer's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on the Issuer can be accessed at www.ultrauranium.com.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of March, 2008

"Douglas B. Brooks"
Douglas B. Brooks, Director

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

April 15, 2008

Item 3. **News Release**

News Release dated April 15, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that the first diamond drill hole has been drilled to 83 metres and is expected to complete near 150 metres at the Crackingstone Uranium Project located 8 km west of Uranium City, Saskatchewan.

Item 5. **Full Description of Material Change**

The Issuer announces that the first diamond drill hole has been drilled to 83 metres and is expected to complete near 150 metres at the Crackingstone Uranium Project located 8 km west of Uranium City, Saskatchewan. The Issuer has been advised that the Phase One is a, 30 hole minimum, 3,000 meter program. A detailed map outlining the location of the drill holes, known uranium occurrences, radon gas anomalies and trace lines of the fault zones can be viewed at the Issuer's web site at www.ultrauranium.com. The objective of this drilling program is to explore the uranium potential of the Boom Lake Fault located on Crackingstone claim number S-108022. The spring 2008 drilling program will test a 1.5 km section of the Boom Lake Fault north and south of Beck 94.

A number of key initiatives have been completed at the Crackingstone Uranium Project including a NI 43-101 report, a preliminary report outlining development recommendations, mapping, line cutting, ground geophysics, soil sampling, grab and channel sampling, a radon gas survey, and airborne radiometric and magnetic

surveys. These development programs were instrumental in defining the Phase One diamond drill program. Past uranium production in the area came from four primary areas; the Cinch, Lorado, Rix Smitty and Leonard deposits. The Cinch Lake and Rix Smitty mines have reportedly produced a total 1,869,000 pounds of U308.

Progress reports and assay results will be released as they are received by the Issuer.

The Issuer has entered into an option agreement to acquire a 65% interest in the Orbit Uranium Project. Upon earning a 65% interest in the Orbit Uranium Project, the Issuer will then have the right to acquire a 65% interest in the Crackingstone Uranium Project.

To earn a 65% interest in the Orbit Uranium Project, the Issuer will pay total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 are to occur in the first year. Upon the Issuer earning a 65% interest in the Orbit Uranium Property, a joint venture agreement will be formed with the parties contributing to exploration and development in their respective interests. The Issuer will be the operator and has a right of first refusal on the remaining 35%.

Upon the Issuer earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project adjacent to the Orbit Uranium Project. To acquire that interest the Issuer will either incur three times the amount of exploration and development expenditures incurred within four years or incur a combination of exploration and development expenses and payments in shares and/or cash (at the Issuer's option) for an equivalent amount.

The Issuer's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for the Issuer to earn its interest in the Orbit Uranium Project.

The Issuer is a Canadian exploration and development company primarily engaged in the acquisition, exploration and development of uranium properties. The Issuer's principal asset is its 100% ownership of the Kalnica-Selec uranium deposits located in Western Slovakia where extensive historical exploration and development have resulted in near term production potential.

The Issuer also has interests in Gold/Silver exploration assets in Ontario and has also acquired 100% of the Buck Lake platinum, palladium, and nickel property located approximately 25 kilometers from the Lac des Isles platinum/palladium mine near Thunder Bay, Ontario.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of April, 2008

"Raymond Roland"
Raymond Roland, President

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

April 29, 2008

Item 3. **News Release**

News Release dated April 29, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce its completion of an airborne magnetic / electromagnetic survey over the Orbit Uranium project, Saskatchewan.

Item 5. **Full Description of Material Change**

The Issuer announces the completion of an airborne magnetic / electromagnetic survey over the Orbit Uranium project located 8 km SW of Uranium City, Saskatchewan. This survey consisted of 1319 line km using the Aerotem IV system, which is the newest and highest power airborne survey equipment available. It is expected that results of this survey will be received and interpreted in approximately eight (8) weeks. This survey will assist in defining targets of interest in this uranium region, which is adjacent to the Crackingstone Uranium project. The Crackingstone Uranium project has a 3000 meter diamond drill program underway. Hole #1 was drilled to a depth of 155 metres as anticipated and four additional holes have also been successfully completed. The drill program is expected to be finalized in June.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of May, 2008

"Gwen Wegner"
Gwen Wegner, Assistant Secretary

END